This preliminary prospectus supplement relates to an effective registration statement under the Securities Act of 1933, as amended, but is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting and offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 9, 2005

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus Dated July 23, 2002)

Capital One Financial Corporation

$

    % Senior Notes due 2007

In April 2002, we issued $747,500,000 aggregate principal amount of 6.25% senior notes due 2007, in connection with our sale and issuance to the public of 14,950,000 Upper DECSSM. This is a remarketing of up to $747,500,000 aggregate principal amount of these senior notes on behalf of the Upper DECS holders and any other holders of these senior notes who elect to participate in the remarketing.

The senior notes will mature on May 17, 2007, unless a tax event redemption has occurred prior to that date. Interest on the senior notes is payable quarterly in arrears on February 17, May 17, August 17 and November 17 of each year. The interest rate on the senior notes will be reset to     % per annum effective on February 17, 2005. Interest payments on the remarketed senior notes will commence on May 17, 2005. For United States federal income tax purposes, the senior notes constitute contingent payment debt instruments.

The senior notes are unsecured and rank equally with all of Capital One Financial Corporation’s other unsecured and unsubordinated indebtedness. The senior notes will be remarketed in denominations of $50 and integral multiples of $50 in excess thereof. The senior notes will not be listed on any securities exchange.

These senior notes are not savings accounts, deposits or other obligations of a bank and are not insured by the FDIC or any other governmental agency or instrumentality.

Investing in the senior notes involves risks. See “ Risk Factors” beginning on page S-11 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Senior Note	Total
Public offering price (1)%		$
Remarketing fee to remarketing agents	%	$
Net proceeds to participating holders of Upper DECS	%	$

(1)	Plus accrued interest from February 17, 2005, if settlement occurs after that date.

We expect the remarketed senior notes to be ready for delivery in book-entry form through the facilities of The Depository Trust Company on or about February 17, 2005.

Remarketing Agents

Citigroup	Morgan Stanley

February     , 2005

(SM) Upper DECSSM is a service mark of Citigroup Global Markets Inc.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the remarketing agents have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the remarketing agents are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

ABOUT THIS PROSPECTUS SUPPLEMENT

We provide information to you about the senior notes in two separate documents: (a) this prospectus supplement, which describes the specific terms of the senior notes and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference in that prospectus and (b) the accompanying prospectus, which provides general information about securities we may offer from time to time, including securities other than those that are being remarketed as described in this prospectus supplement. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

It is important for you to read and consider all of the information contained in this prospectus supplement and the accompanying prospectus in making your investment decision. You also should read and consider the information in the documents we have referred you to in “Incorporation of Certain Information by Reference” on page S-37 of this prospectus supplement and “Where You Can Find More Information” on page 2 of the accompanying prospectus. We include cross-references in this prospectus supplement and the accompanying prospectus to captions in these materials where you can find additional related discussions. The table of contents in this prospectus supplement provides the pages on which these captions are located.

You should rely only on the information incorporated by reference or provided in this prospectus supplement or the accompanying prospectus. We and the remarketing agents have not authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the remarketing agents are not making an offer of the senior notes in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of those documents.

Unless the context requires otherwise, references to “Capital One,” “we,” “our” or “us” refer to Capital One Financial Corporation, a Delaware corporation, and its consolidated subsidiaries.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain (or incorporate by reference) forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include information relating to our future earnings per share, growth in managed loans outstanding, product mix, segment growth, managed revenue margin, funding costs, operations costs, employment growth, marketing expense, delinquencies and charge-offs. Forward-looking statements also include statements using words such as “expect,” “anticipate,” “hope,” “intend,” “plan,” “believe,” “estimate” or similar expressions. We have based these forward-looking statements on our current plans, estimates and projections, and you should not unduly rely on them.

Factors that could cause our actual results to differ materially from those described in forward-looking statements, include, among other things:

•	continued intense competition from numerous providers of products and services which compete with our businesses;

•	an increase in credit losses (including increases due to worsening of economic conditions);

•	our ability to continue to securitize our credit cards and consumer loans and to otherwise access the capital markets at attractive rates and terms to capitalize and fund our operations and future growth;

•	financial, legal, regulatory, accounting and other changes that may affect investment in, or the overall performance of, a product or business, including changes in existing law and regulation affecting the credit card and consumer loan industry, in particular (including federal bank examiner guidance affecting credit card and/or subprime lending) and the financial services industry, in general (including the ability of financial services companies to obtain, use and share consumer data);

•	general economic conditions affecting consumer income and spending, which may affect consumer bankruptcies, defaults and charge-offs;

•	with respect to financial and other products, changes in our aggregate accounts and consumer loan balances and the growth rate and composition thereof, including changes resulting from factors such as shifting product mix, amount of actual marketing expenses made by us and attrition of accounts and loan balances;

•	the amount of, and rate of growth in, our expenses (including salaries, associate benefits and marketing expenses) as our business develops or changes or as it expands into new market areas;

•	our ability to build the operational and organizational infrastructure necessary to engage in new businesses or to expand internationally, and the level of our investments in these new businesses or regions;

•	our ability to recruit experienced personnel to assist in the management and operations of new products and services; and

•	other factors listed from time to time in reports we file with the SEC, including, but not limited to, factors set forth under the caption “Risk Factors” in this prospectus supplement, our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 and in our Annual Report on Form 10-K for the year ended December 31, 2003.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should carefully consider the factors discussed above in evaluating these forward-looking statements.

We caution you that any such forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions, including the risk factors referred to below. Our future performance and actual results may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict.

CAPITAL ONE

We are a bank holding company, incorporated in Delaware on July 21, 1994. Our subsidiaries market a variety of consumer financial products and services. Our common stock is listed on the New York Stock Exchange under the symbol “COF”. Our principal executive office is located at 1680 Capital One Drive, McLean, Virginia 22102, (telephone number (703) 720-1000). We maintain a Website at www.capitalone.com. The information on our web site is not part of this prospectus supplement or the accompanying prospectus.

Our principal subsidiary, Capital One Bank, or the Bank, a Virginia state chartered bank, offers consumer credit card products and deposit products. Capital One, F.S.B., or the Savings Bank, a federally chartered savings bank, offers consumer lending products (including credit cards) and deposit products, and Capital One Auto Finance, Inc., or COAF, offers automobile and other motor vehicle financing products. Capital One Services, Inc., another subsidiary, provides various operating, administrative and other services to Capital One Financial Corporation and its subsidiaries.

As of September 30, 2004, we had 47.2 million accounts and $75.5 billion in managed consumer loans outstanding. We were among the six largest issuers of Visa® and MasterCard® credit cards in the United States based on managed credit card loans outstanding as of September 30, 2004. Important factors underlying the growth of our managed credit card loans and accounts include credit card industry dynamics and our business strategies around building, analyzing and applying results derived from large quantities of data to reduce credit risk, mass customize products for consumers and improve operational efficiency. We generally have labeled these strategies our “Information Based Strategy” or “IBS.”

RECENT DEVELOPMENTS

We generate earnings from our managed loan portfolio, which includes both on-balance sheet loans and off-balance sheet loans. For this reason we believe our managed financial measures to be useful to stakeholders. In compliance with Regulation G of the SEC, we have provided a numerical reconciliation of the managed financial measures to comparable measures calculated on a reported basis using generally accepted accounting principles, or GAAP . Please see “Reconciliation to GAAP Financial Measures” in this prospectus supplement for more information.

On January 19, 2005, we announced earnings for the year ended December 31, 2004 of $1.5 billion, or $6.21 per share (diluted), compared with earnings of $1.1 billion, or $4.85 per share (diluted), for the year ended December 31, 2003. Earnings for the fourth quarter of 2004 were $195.1 million, or $0.77 per share (diluted), compared with $265.7 million, or $1.11 per share (diluted), for the fourth quarter of 2003. Managed consumer loan balances increased $4.4 billion during the fourth quarter of 2004 to $79.9 billion. The managed charge-off ratio was 4.37% for the three months ended December 31, 2004, compared to 4.05% for the three months ended September 30, 2004 and 5.32% for the three months ended December 31, 2003. The managed delinquency rate was 3.82% as of December 31, 2004, which was a decrease from 3.90% as of September 30, 2004 and 4.46% as of December 31, 2003. Return on managed assets for the year ended December 31, 2004 increased to 1.73% from 1.52% for the year ended December 31, 2003. Marketing expenses for the fourth quarter of 2004 increased $193.4 million to $511.1 million from $317.7 million in the third quarter 2004. Marketing expenses were $290.1 million in the comparable period of the prior year. Annualized operating expenses as a percentage of average managed loans increased to 5.44% in the fourth quarter of 2004 from 5.35% in the previous quarter and decreased from 5.82% in the fourth quarter of 2003.

In the fourth quarter of 2004, we completed the sale of our French loan portfolio and recorded a gain of $41.1 million, which is included in non-interest income. As announced during the second half of 2004, we signed definitive agreements to acquire HFS Group, a British home-equity loan broker, Onyx Acceptance Corporation, an auto finance provider through auto dealers, and eSmartloan, an online originator of home equity loans and mortgages. During the first quarter of 2005, we completed the HFS and Onyx transactions, as well as the acquisition of InsLogic, a small brokerage firm. We expect to close the eSmartloan acquisition later in the first quarter of 2005.

RECONCILIATION TO GAAP FINANCIAL MEASURES

Our consolidated financial statements prepared in accordance with generally accepted accounting principles, or GAAP, are referred to as our “reported” financial statements. Loans included in securitization transactions which qualify as sales under GAAP have been removed from our “reported” balance sheet. However, servicing fees, finance charges, and other fees, net of charge-offs, and interest paid to investors of securitizations are recognized as non-interest income on the “reported” income statement.

Our “managed” consolidated financial statements reflect adjustments made related to effects of securitization transactions qualifying as sales under GAAP. We generate earnings from our “managed” loan portfolio, which includes both on-balance sheet loans and off-balance sheet loans. Our “managed” income statement takes the components of the non-interest income generated from our securitized portfolio and distributes the revenue and expense to appropriate income statement line items from which it originated. For this reason we believe the “managed” consolidated financial statements and related managed metrics to be useful to stakeholders.

	At or for the Nine Months Ended September 30, 2004
	Total Reported	Adjustments(1)	Total Managed(2)
Income Statement Measures
Net interest income	$2,218,414	$2,714,501	$4,932,915
Non-interest income	$4,378,582	$(1,252,975)	$3,125,607
Total Revenue	$6,596,996	$1,461,526	$8,058,522
Provision for loan losses	$753,719	$1,461,526	$2,215,245
Net charge-offs	$950,495	$1,461,526	$2,412,021

Balance Sheet Measures
Consumer loans	$35,160,635	$40,296,196	$75,456,831
Total assets	$51,959,555	$39,705,803	$91,665,358
Average consumer loans	$33,650,942	$38,980,134	$72,631,076
Average earning assets	$45,700,522	$37,122,588	$82,823,110
Average total assets	$49,744,649	$38,377,446	$88,122,095
Delinquencies	$1,407,297	$1,537,166	$2,944,463

(1)	Includes adjustments made related to the effects of securitization transactions qualifying as sales under GAAP and adjustments made to reclassify to “managed” loans outstanding the collectible portion of billed finance charge and fee income on the investors’ interest in securitized loans excluded from loans outstanding on the “reported” balance sheet in accordance with Financial Accounting Standards Board Staff Position, “Accrued Interest Receivable Related to Securitized and Sold Receivables under FASB Statement 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities”, issued April 2003.

(2)	The Managed loan portfolio does not include auto loans which have been sold in whole loan sale transactions where Capital One has retained servicing rights.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth our selected consolidated financial data as of the dates or for the periods indicated. You should read this information in conjunction with, and it is qualified in its entirety by reference to, the detailed information and consolidated financial statements and the accompanying notes included in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. See “Incorporation of Certain Information by Reference” in this prospectus supplement and “Where You Can Find More Information” in the accompanying prospectus. The interim financial information has been derived from our unaudited financial information and in the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for their fair presentation have been included. Operating results for the nine months ended September 30, 2004 are not necessarily indicative of our results for the year ended December 31, 2004.

We periodically securitize and sell consumer loan receivables to provide funds for operations and to improve liquidity. The effect of these transactions is to remove these consumer loans from our balance sheet. We record gains or losses on the securitization of consumer loan receivables based on the estimated fair value of the assets sold and retained and liabilities incurred in the sale. The information in the following table under “Loan Data—Managed consumer loans (average),” “Loan Data—Managed consumer loans (period end)” and “Managed Selected Financial Ratios—Capital to managed assets” includes receivables sold in credit card securitization transactions and our on-balance sheet loan portfolio.

	Nine Months Ended September 30,		Year Ended December 31,
	2004	2003	2003	2002	2001
	(Dollars in thousands, except per share and ratio data)
Income Statement Data
Interest income	$3,545,090	$3,279,871	$4,367,654	$4,180,766	$2,921,149
Interest expense	1,326,676	1,158,883	1,582,565	1,461,654	1,171,007

Net interest income	2,218,414	2,120,988	2,785,089	2,719,112	1,750,142
Provision for loan losses	753,719	1,127,092	1,517,497	2,149,328	1,120,457

Net interest income after provision for loan losses	1,464,695	993,896	1,267,592	569,784	629,685
Non-interest income	4,378,582	3,978,433	5,415,924	5,466,836	4,463,762
Non-interest expense	3,765,692	3,567,251	4,856,723	4,585,581	4,058,027

Income before income taxes and cumulative effect of accounting change	2,077,585	1,405,078	1,826,793	1,451,039	1,035,420
Income taxes	729,231	519,880	675,914	551,395	393,455

Income before cumulative effect of accounting change	1,348,354	885,198	1,150,879	899,644	641,965
Cumulative effect of accounting change, net of taxes of $8,832	—	15,037	15,037	—	—

Net income	$1,348,354	$870,161	$1,135,842	$899,644	$641,965

Per Common Share
Basic earnings per share before cumulative effect of accounting change	$5.75	$3.96	$5.12	$4.09	$3.06
Basic earnings per share after cumulative effect of accounting change	5.75	3.89	5.05	4.09	3.06
Diluted earnings per share before cumulative effect of accounting change	5.45	3.81	4.92	3.93	2.91
Diluted earnings per share after cumulative effect of accounting change	5.45	3.74	4.85	3.93	2.91

Balance Sheet Statistics (period end)
Securities (liquidity portfolio)	$10,507,113	$6,460,802	$7,464,698	$5,064,946	$3,467,449
Consumer loans	35,160,635	30,617,843	32,850,269	27,343,930	20,921,014
Allowance for loan losses	(1,395,000)	(1,570,000)	(1,595,000)	(1,720,000)	(840,000)
Total assets	51,959,555	43,446,337	46,283,706	37,382,380	28,184,047
Interest-bearing deposits	25,354,323	20,936,517	22,416,332	17,325,965	12,838,968
Stockholders’ equity	7,930,060	5,623,194	6,051,811	4,623,171	3,323,478

	Nine Months Ended September 30,		Year Ended December 31,
	2004	2003	2003	2002	2001
	(Dollars in thousands, except per share and ratio data)

Loan Data
Reported consumer loans (average)	$33,650,942	$27,794,852	$28,677,616	$25,036,019	$17,284,306
Managed consumer loans (average)	72,631,076	60,968,522	62,911,953	52,799,566	35,612,317
Managed consumer loans (period end)	75,456,831	67,259,873	71,244,796	59,746,537	45,263,963

Reported Selected Financial Ratios
Return on average assets	3.61%	2.91%	2.76%	2.63%	2.75%
Return on average equity	25.74	22.60	21.34	21.69	23.08
Net interest margin	6.47	7.81	7.45	8.73	8.45
Delinquency rate	4.00	5.03	4.79	6.12	4.84
Net charge-off rate	3.77	6.14	5.74	5.03	4.76
Ratio of earnings to fixed charges (including interest on deposits)	2.56	2.19	2.13	1.98	1.87
Ratio of earnings to fixed charges (excluding interest on deposits)	4.52	3.71	3.59	3.19	2.89
Capital to reported assets	16.88%	14.85%	14.87%	14.55%	12.14%

Managed Selected Financial Ratios
Net interest margin	7.94%	8.79%	8.64%	9.23%	9.40%
Delinquency rate (1)	3.90	4.65	4.46	5.60	4.95
Net charge-off rate (2)	4.43	6.06	5.86	5.24	4.65
Capital to managed assets	9.57	8.12	8.19	7.86	6.52

(1)	Delinquencies represent loans which were 30 days or more past-due at period-end as a percentage of loans.

(2)	Net charge-offs reflect actual principal amounts charged off, less recoveries, as a percentage of average loans for the period.

The Bank and the Savings Bank had the following capital ratios as of September 30, 2004 and 2003 and December 31, 2003, 2002 and 2001:

	Bank					Savings Bank
	As of Nine Months Ended September 30,		As of Year Ended December 31,			As of Nine Months Ended September 30,		As of Year Ended December 31,
	2004	2003	2003	2002	2001	2004	2003	2003	2002	2001
Tier 1 risk-based capital ratio	14.91%	13.85%	14.14%	15.56%	12.95%	15.71%	14.86%	14.79%	15.10%	9.27%
Total risk-based capital ratio	18.99%	18.21%	18.34%	17.78%	15.12%	17.01%	16.18%	16.10%	16.80%	11.21%
Tier 1 leverage ratio	12.18%	13.60%	13.17%	13.79%	12.09%	14.25%	13.87%	14.00%	14.45%	8.86%

SUMMARY OF THE REMARKETING

The following information supplements, and should be read together with, the information contained in other parts of this prospectus supplement and in the accompanying prospectus. This summary highlights selected information from this prospectus supplement to help you understand the remarketing of these senior notes. You should read this prospectus supplement and the accompanying prospectus carefully to understand fully the terms of the senior notes as well as the tax and other considerations that are important to you in making a decision about whether to invest in the senior notes. You should pay special attention to the “Risk Factors” section beginning on page S-11 of this prospectus supplement to determine whether an investment in the senior notes is appropriate for you.

Issuer	Capital One Financial Corporation Our principal executive office is located at 1680 Capital One Drive, McLean, Virginia 22102, (telephone number (703) 720-1000).

Securities Remarketed	Up to $747,500,000 aggregate principal amount of senior notes due 2007.

Maturity	The senior notes will mature on May 17, 2007, unless a tax event redemption has occurred prior to that date.

Interest	The senior notes will bear interest at % per annum on and after February 17, 2005. Interest on the senior notes is payable quarterly in arrears on February 17, May 17, August 17 and November 17 of each year, commencing on May 17, 2005.

Use of Proceeds

We will not directly receive any cash proceeds from the remarketing of the senior notes.

Proceeds from the remarketing of those senior notes held as components of Upper DECS will be applied to purchase a specified portfolio of U.S. Treasury securities that mature on or prior to May 17, 2005, to secure Upper DECS holders’ obligations to us under the forward purchase contract component of the Upper DECS. Proceeds from the remarketing of those senior notes held as components of Upper DECS in excess of the U.S. Treasury portfolio purchase price will be paid to Upper DECS holders whose senior notes were sold in the remarketing, after the remarketing agents deduct the remarketing fee of up to 0.25% of the total proceeds from the remarketing of those senior notes.

Proceeds from the remarketing of those senior notes held separately from the Upper DECS will be remitted to the custodial agent for payment to the participating holders of those senior notes after the remarketing agents deduct the remarketing fee of up to 0.25% of the total proceeds from the remarketing of those senior notes.

Ranking	The senior notes are Capital One Financial Corporation’s direct, unsecured and unsubordinated obligations and rank equal in priority with all of Capital One Financial Corporation’s existing and future unsecured and unsubordinated indebtedness and senior in right of payment to all of Capital One Financial Corporation’s existing and future subordinated indebtedness.

Possible Exchange of Outstanding Senior Notes

As described in this prospectus supplement, to manage our debt structure after the remarketing, we may offer, at our sole discretion, to exchange up to $600,000,000 in aggregate principal amount of the senior notes remarketed pursuant to this prospectus supplement for newly issued notes whose maturities and other terms may differ from the senior notes. We may effect such an exchange through an offering of the newly issued notes through underwriters that are financial institutions who have purchased senior notes in the remarketing and who may pay us for the newly issued notes in whole or in part by delivering those remarketed senior notes to us. We currently do not expect to consider an exchange with any other holders of the senior notes following a successful remarketing. See “Risk Factors” and “Remarketing.”

Remarketing Agents	Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated.

No listing on any securities exchange	The senior notes will not be listed on any securities exchange.

Tax Event Redemption	If a tax event occurs and is continuing, we may, at our option, redeem the senior notes on not less than 30 days’ or more than 60 days’ prior written notice, in whole only, under the circumstances and at the redemption price set forth under the caption “Description of the Remarketed Senior Notes—Tax event redemption” in this prospectus supplement.

RISK FACTORS

Investing in the senior notes involves risks, including the risks described below that are specific to the senior notes and those that could affect us and our business. You should not purchase senior notes unless you understand these investment risks. Although we have tried to discuss key risk factors, please be aware that other risks may prove to be important in the future. New risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. Before purchasing any senior notes, you should carefully consider the following discussion of risks and the other information in this prospectus supplement and the accompanying prospectus, and carefully read the risks described in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, including those set forth under the caption “Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 and our Annual Report on Form 10-K for the year ended December 31, 2003.

Risks Related to the Senior Notes

The senior notes are Capital One Financial Corporation’s obligations and not obligations of its subsidiaries and will be effectively subordinated to the claims of its subsidiaries’ creditors.

The senior notes are exclusively Capital One Financial Corporation’s obligations and not those of its subsidiaries. Capital One Financial Corporation is a holding company and, accordingly, substantially all of its operations are conducted through its subsidiaries. As a result, its cash flow and its ability to service its debt, including the senior notes, depends upon the earnings of its subsidiaries. In addition, Capital One Financial Corporation depends on the distribution of earnings, loans or other payments by its subsidiaries to Capital One Financial Corporation.

Capital One Financial Corporation’s subsidiaries are separate and distinct legal entities. Capital One Financial Corporation’s subsidiaries have no obligation to pay any amounts due on the senior notes or to provide Capital One Financial Corporation with funds for its payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by its subsidiaries to Capital One Financial Corporation would be subject to regulatory or contractual restrictions. Payments to Capital One Financial Corporation by its subsidiaries will also be contingent upon its subsidiaries’ earnings and business considerations.

Capital One Financial Corporation’s right to receive any assets of any of its subsidiaries upon their liquidation or reorganization, and therefore the right of the senior noteholders to participate in those assets, will be effectively subordinated to the claims of its subsidiaries’ creditors, including senior and subordinated debtholders and general trade creditors. In addition, even if Capital One Financial Corporation were a creditor of any of its subsidiaries, its rights as a creditor would be subordinate to any security interest in the assets of its subsidiaries and any indebtedness of its subsidiaries senior to that held by Capital One Financial Corporation.

Because the senior notes are contingent payment debt instruments, you may have to include interest in your taxable income before you receive cash.

Because the senior notes are subject to the contingent payment debt rules, the senior notes were deemed to be issued with original issue discount for United States federal income tax purposes. Original issue discount has accrued from April 23, 2002 at the comparable yield of the senior notes. As a result, you will be required to include original issue discount in your gross income for United States federal income tax purposes before you receive cash payments to which the original issue discount is attributable. See “Certain United States Federal Income Tax Consequences.”

Although you may have purchased a senior note for an amount that differs from the adjusted issue price of the senior note at the time of purchase, you will be required to accrue original issue discount on the senior note in accordance with the comparable yield even if market conditions have changed since the date of issuance. However, you will be required to adjust the amount of your original issue discount accrual to take into account this difference.

If we exchange a significant portion of the remarketed senior notes for newly issued Capital One Financial Corporation securities, the trading market, liquidity and price for the senior notes that remain outstanding may be adversely affected.

As more fully described elsewhere in this prospectus supplement, financial institutions with which we have commercial and investment banking relationships have indicated that they will purchase up to $600,000,000 in aggregate principal amount of the senior notes in the remarketing. We may subsequently offer to exchange some or all of the senior notes held by these institutions for newly issued notes of Capital One Financial Corporation whose maturities and other terms may differ from the senior notes. In the event any transaction of this sort takes place, the outstanding aggregate principal amount of senior notes could be significantly less than the amount of senior notes remarketed pursuant to this prospectus supplement, which could adversely affect the trading market, liquidity and price of the remaining outstanding senior notes. See “Remarketing.”

Risks Related to Our Business

We Face Strategic Risks in Sustaining Our Growth and Pursuing Diversification

Our growth strategy is threefold. First, we seek to continue to grow our domestic credit card business. Second, we desire to continue to build and grow our automobile finance business. Third, we hope to continue to diversify our business, both geographically and in product mix, by growing our lending business, including credit cards, internationally, principally in the United Kingdom and Canada, and by identifying, pursuing and expanding new business opportunities, such as installment lending and small business lending. Our ability to grow is driven by the success of our fundamental business plan and our revenue may be adversely affected by our continuing bias toward lower loss assets (because of the potentially lower margins on such accounts), the level of our investments in new businesses or regions and our ability to successfully apply IBS to new businesses. This risk has many components, including:

Customer and Account Growth.    Our growth is highly dependent on our ability to retain existing customers and attract new ones, grow existing and new account balances, develop new market segments and have sufficient funding available for marketing activities to generate these customers and account balances. Our ability to grow and retain customers is also dependent on customer satisfaction, which may be adversely affected by factors outside of our control, such as postal service and other marketing and customer service channel disruptions and costs.

Product and Marketing Development.    Difficulties or delays in the development, production, testing and marketing of new products or services, which may be caused by a number of factors including, among other things, operational constraints, regulatory and other capital requirements and legal difficulties, will affect the success of such products or services and can cause losses arising from the costs to develop unsuccessful products and services, as well as decreased capital availability. In addition, customers may not accept the new products and services offered.

Competition.    As explained in more detail below, we face intense competition from many other providers of credit cards and other consumer financial products and services. The competition affects not only our existing businesses, but also our ability to grow these businesses, to develop new opportunities, and to make new acquisitions. As we continue to have a bias toward lower loss assets in our portfolio and to diversify beyond U.S. consumer credit cards, pricing competition, in particular, may make such growth and diversification difficult or financially impractical to achieve. See “We Face Intense Competition and Increased Strategic Risk in all of Our Markets” below.

Diversification Risk.    An important element of our strategy is our effort to diversify beyond our U.S. Credit Card portfolio. Our ability to successfully diversify is impacted by a number of factors, including: identifying appropriate acquisition targets, executing on acquisition transactions, developing strategies to grow our existing diversification business, and our financial ability to undertake these diversification activities. In addition, part of our diversification strategy has been to grow internationally. Our growth internationally faces additional challenges, including limited access to information, differences in cultural attitudes toward credit, changing regulatory and legislative environments, political developments, exchange rates and differences from the historical experience of portfolio performance in the United States and other countries.

We Face Intense Competition and Increased Strategic Risk in all of our Markets

We face intense competition from many other providers of credit cards and other consumer financial products and services. In particular, in our credit card activities, we compete with international, national, regional and local bank card issuers, with other general purpose credit or charge card issuers, and to a certain extent, issuers of smart cards and debit cards. We also compete with providers of other types of financial services and consumer loans such as home equity lines and other mortgage related products that offer consumers debt consolidation that may be attractive during a period of increasing home values and lower interest rates. We face similar competitive markets in our auto financing, small business lending and installment loan activities as well as in our international markets. Thus, the cost to acquire new accounts will continue to vary among product lines and may rise. In addition, the Gramm-Leach-Bliley Financial Services Modernization Act of 1999 (the “GLB Act”), which permits greater affiliations between banks, securities firms and insurance companies, may increase competition in the financial services industry, including in the credit card business. Increased competition has resulted in, and may continue to cause, a decrease in credit card response rates and reduced productivity of marketing dollars invested in certain lines of business. Other credit card companies may compete with us for customers by offering lower interest rates and fees and/or higher credit limits. Because customers generally choose credit card issuers (or alternative sources of financing) based on price (primarily interest rates and fees), credit limit and other product features, customer loyalty is limited. We may lose entire accounts, or may lose account balances, to competing financial institutions, or find it more costly to maintain our existing customer base. Our auto financing and installment products also face intense competition on the basis of price. Customer attrition from any or all of our products, together with any lowering of interest rates or fees that we might implement to retain customers, could reduce our revenues and therefore our earnings. We expect that competition will continue to grow more intense with respect to most of our products, including the products we offer internationally.

In addition, some of our competitors may be substantially larger than we are, which may give those competitors advantages, including a more diversified product and customer base, operational efficiencies and more versatile technology platforms. These competitors may also consolidate with other financial institutions in ways that enhance these advantages.

We Face Risk From Economic Downturns

Delinquencies and credit losses in the consumer finance industry generally increase during economic downturns or recessions. Likewise, consumer demand may decline during an economic downturn or recession. Accordingly, an economic downturn (either local or national), can hurt our financial performance as accountholders default on their loans or, in the case of credit card accounts, carry lower balances. Furthermore, because our business model is to lend across the credit spectrum, we make loans to lower credit quality customers. These customers generally have higher rates of charge-offs and delinquencies than do higher credit quality customers. Additionally, as we increasingly market our cards internationally, an economic downturn or recession outside the United States also could hurt our financial performance.

Reputational Risk and Social Factors May Impact our Results

Our ability to originate and maintain accounts is highly dependent upon consumer perceptions of our financial health and business practices. To this end, we carefully monitor internal and external developments for areas of potential reputational risk and have established a Corporate Reputation Committee, a committee of senior management, to assist in evaluating such risks in our business practices and decisions. We have also aggressively pursued a campaign to enhance our brand image and awareness in recent years. Adverse developments in our brand campaign or in any of the areas described above, however, could damage our reputation in both the customer and funding markets, leading to difficulties in generating and maintaining accounts as well as in financing them. In addition, adverse developments with respect to the consumer perceptions regarding the practices of our competitors, or our industry as a whole, may also adversely impact our reputation. Adverse impacts on our reputation may also create difficulties with our regulators.

A variety of social factors may cause changes in credit card and other consumer finance use, payment patterns and the rate of defaults by accountholders and borrowers. These social factors include changes in consumer confidence levels, the public’s perception of the use of credit cards and other consumer debt, and changing attitudes about incurring debt and the stigma of personal bankruptcy and consumer concerns about the practices of certain lenders. Our goal is to manage these risks through our underwriting criteria and product design, but these tools may not be sufficient to protect our growth and profitability during a sustained period of economic downturn or recession or a material shift in social attitudes.

We May Face Limited Availability of Financing, Variation in Our Funding Costs and Uncertainty in Our Securitization Financing

In general, the amount, type and cost of our funding, including financing from other financial institutions, the capital markets and deposits, directly impacts our expense in operating our business and growing our assets and therefore, can positively or negatively affect our financial results. A number of factors could make such financing more difficult, more expensive or unavailable on any terms both domestically and internationally (where funding transactions may be on terms more or less favorable than in the United States), including, but not limited to, financial results and losses, changes within our organization, specific events that adversely impact our reputation, changes in the activities of our business partners, disruptions in the capital markets, specific events that adversely impact the financial services industry, counter-party availability, changes affecting our assets, our corporate and regulatory structure, interest rate fluctuations, ratings agencies actions, general economic conditions and accounting and regulatory changes and relations. Our funding risks are also higher due to our lower unsecured debt rating compared to other banking institutions and the proportion of certain accounts in our loan portfolio viewed by some as “subprime.” In addition, our ability to raise funds is strongly affected by the general state of the U.S. and world economies, and may become increasingly difficult due to economic and other factors.

The securitization of consumer loans, which involves the legal sale of beneficial interests in consumer loan balances, is one of our major sources of funding. As of September 30, 2004, we had $46.8 billion of securitization funding outstanding, comprising 56% of our total managed liabilities. If the consumer asset-backed securitization markets in the U.S. experience difficulties we may be unable to securitize our loan receivables or to do so at favorable pricing levels. Factors affecting our ability to securitize our loan receivables or to do so at favorable pricing levels include, in addition to the above factors, the overall credit quality of our securitized loans, the stability of the market for securitization transactions, and the legal, regulatory, accounting and tax environments governing securitization transactions. If we were unable to continue to securitize our loan receivables at current levels, we would use our investment securities and money market instruments in addition to alternative funding sources to fund increases in loan receivables and meet our other liquidity needs. The resulting change in our current liquidity sources could potentially subject us to certain risks. These risks would include an increase in our cost of funds, an increase in the reserve for possible credit losses and the provision for possible credit losses as more loans would remain on our consolidated balance sheet, and lower loan growth, if we were unable to find alternative and cost-effective funding sources. Also, if we could not continue to remove the loan receivables from the balance sheet we would possibly need to raise additional capital to support loan and asset growth and potentially provide additional credit enhancement.

In addition, the occurrence of certain events may cause the securitization transactions to amortize earlier than scheduled, which would accelerate the need for additional funding. This early amortization could, among other things, have a significant effect on the ability of the Bank and the Savings Bank to meet the capital adequacy requirements as all off-balance sheet loans experiencing such early amortization would have to be recorded on the balance sheet.

We May Experience Changes in Our Debt Ratings

In general, ratings agencies play an important role in determining, by means of the ratings they assign to issuers and their debt, the availability and cost of wholesale funding. We currently receive ratings from several ratings entities for our secured and unsecured borrowings. As private entities, ratings agencies have broad discretion in the assignment of ratings. A rating below investment grade typically reduces availability and increases the cost of market-based funding, both secured and unsecured. A debt rating of Baa3 or higher by Moody’s Investors Service, or BBB- or higher by Standard & Poor’s and Fitch Ratings, is considered investment grade. Currently, all three ratings agencies rate the unsecured senior debt of the Bank and Capital One Financial Corporation as investment grade. The following chart shows ratings for Capital One Financial Corporation and Capital One Bank as of the date of this prospectus supplement. As of that date, the ratings outlooks were as follows:

	Standard & Poor’s	Moody’s	Fitch
Capital One Financial Corporation	BBB-	Baa3	BBB
Capital One Financial Corporation - Outlook	Stable	Stable	Stable
Capital One Bank	BBB	Baa2	BBB
Capital One Bank - Outlook	Stable	Stable	Stable

Because we depend on the capital markets for funding and capital, we could experience reduced availability and increased cost of funding if our debt ratings were lowered. This result could make it difficult for us to grow at or to a level we currently anticipate. The Savings Bank is authorized to engage in a full range of deposit-taking activities, but our ability to use deposits as a source of funding is generally regulated by federal laws and regulations. Likewise, our credit facility does not contain covenants that could be triggered by a ratings downgrade, although the pricing of any borrowings under this facility is linked to these ratings.

We compete for funding with other banks, savings banks and similar companies. Some of these institutions are publicly traded. Many of these institutions are substantially larger, have more capital and other resources and have better debt ratings than we do. In addition, as some of these competitors consolidate with other financial institutions, these advantages may increase. Competition from these institutions may increase our cost of funds. Events that disrupt capital markets and other factors beyond our control could also make our funding sources more expensive or unavailable.

We Face Exposure from Our Unused Customer Credit Lines

Because we offer our customers credit lines, the full amount of which is most often not used, we have exposure to these unfunded lines of credit. These credit lines could be used to a greater extent than our historical experience would predict. If actual use of these lines were to materially exceed predicted line usage, we would need to raise more funding than anticipated in our current funding plans. It could be difficult to raise such funds, either at all, or at favorable rates.

Our Accounts and Loan Balances Can Be Volatile

Changes in our aggregate accounts or consumer loan balances and the growth rate and composition thereof, including changes resulting from factors such as shifting product mix, amount of actual marketing expenses and attrition of accounts and loan balances, can have a material adverse effect on our financial results. The number of accounts and aggregate total of loan balances of our consumer loan portfolio (including the rate at which it grows) will be affected by a number of factors, including the level of our marketing investment, how we allocate such marketing investment among different products, the rate at which customers transfer their accounts and loan balances to us or away from us to competing lenders. Such accounts and loan balances are also affected by our desire to avoid unsustainable growth rates, and general economic conditions, which may increase or decrease the amount of spending by our customers and affect their ability to repay their loans, and other factors beyond our control.

We Face Risk Related to the Strength of our Operational and Organizational Infrastructure

Our ability to grow is also dependent on our ability to build or acquire the necessary operational and organizational infrastructure, manage expenses as we expand, and recruit management and operations personnel with the experience to run an increasingly complex business. Similar to other large corporations, operational risk can manifest itself at Capital One in many ways, such as errors related to failed or inadequate processes, faulty or disabled computer systems, fraud by employees or persons outside Capital One and exposure to external events. In addition, we outsource some of our operational functions to third parties; these third parties may experience similar errors or disruptions that could adversely impact us and over which we may have limited control. As we increase the amount of our operational infrastructure that we outsource to third parties, we increase our exposure to this risk. We are also subject to business interruptions arising from events either partially or completely beyond our control such as disruption in the U.S. Postal Service that could adversely impact our response rates and consumer payments. Failure to build and maintain the necessary operational infrastructure can lead to risk of loss of service to customers, legal actions or noncompliance with applicable laws or regulatory standards. In addition, to the extent we experience failures in our ability to build necessary infrastructure, we may experience financial losses related to the write-downs of infrastructure assets. Although we have devoted and will continue to devote resources to building and maintaining our operational infrastructure, including our system of internal control, there can be no assurance that we will not suffer losses from operational risks in the future.

We May Experience Increased Delinquencies and Credit Losses

Like other credit card lenders and providers of consumer financing, we face the risk that our customers will not repay their loans. A customer’s failure to repay is generally preceded by missed payments. In some instances, a customer may declare bankruptcy prior to missing payments, although this is not generally the case. Customers who declare bankruptcy frequently do not repay credit card or other consumer loans. Where we have collateral, we attempt to seize it when customers default on their loans. The value of the collateral may not equal the amount of the unpaid loan and we may be unsuccessful in recovering the remaining balance from our customers. Rising delinquencies can require us to increase our allowance for loan losses and thus hurt our overall financial performance. In addition, rising delinquencies and rising rates of bankruptcy are often precursors of future charge-offs. High charge-off rates may hurt our overall financial performance if we are unable to raise revenue to compensate for these losses, may adversely impact the performance of our securitizations, and may increase our cost of funds.

Our ability to assess the credit worthiness of our customers may diminish. We market our products to a wide range of customers including those with less experience with credit products and those with a history of missed payments. We select our customers, manage their accounts and establish prices and credit limits using proprietary models and other techniques designed to accurately predict future charge-offs. Our goal is to set prices and credit limits such that we are appropriately compensated for the credit risk we accept for both high and low risk customers. We face a risk that the models and approaches we use to select, manage, and underwrite our customers may become less predictive of future charge-offs due to changes in the competitive environment or in the economy. Intense competition, a weak economy, or even falling interest rates can adversely affect our actual charge-offs and our ability to accurately predict future charge-offs. These factors may cause both a decline in the ability and willingness of our customers to repay their loans and an increase in the frequency with which our lower risk customers defect to more attractive, competitor products. In our auto finance business, declining used-car prices reduce the value of our collateral and can adversely affect charge-offs. We attempt to mitigate these risks by adopting a conservative approach to our predictions of future charge-offs. Nonetheless, there can be no assurance that we will be able to accurately predict charge-offs, and our failure to do so may adversely affect our profitability and ability to grow.

The trends that have caused the reduction of charge-offs over the course of 2003 and the first half of 2004 may not continue. During that time, we increased the proportion of lower-risk borrowers in our portfolio and increased the proportion of lower risk asset classes, like auto loans, relative to credit cards. In addition, our managed loan portfolio grew from $71.2 billion at December 31, 2003 to $75.5 billion at September 30, 2004, which is a 5.91% increase for the nine months ended September 30, 2004. Managed charge-offs for the nine months ended September 30, 2003 were $2.8 billion compared to $2.4 billion for the nine months ended September 30, 2004, which is a 14.29% decrease. Especially in the credit card business, higher growth rates cause lower charge-offs. This is primarily driven by lower charge-offs in the first six to eight months of the life of a pool of new accounts. There can be no assurance that these trends will continue in the future.

We hold an allowance for expected losses inherent in our existing reported loan portfolio as provided for by the applicable accounting rules. There can be no assurance, however, that such allowances will be sufficient to account for actual losses. We record charge-offs according to accounting practices consistent with accounting and regulatory guidelines and rules. These rules could change and cause our charge-offs to increase for reasons unrelated to the underlying performance of our portfolio. Unless offset by other changes, this could reduce our profits.

We Face Market Risk of Interest Rate and Exchange Rate Fluctuations

Like other financial institutions, we borrow money from institutions and depositors, which we then lend to customers. We earn interest on the consumer loans we make, and pay interest on the deposits and borrowings we use to fund those loans. Changes in these two interest rates affect the value of our assets and liabilities. If the rate of interest we pay on our borrowings increases more than the rate of interest we earn on our loans, our net interest income, and therefore our earnings, could fall. Our earnings could also be hurt if the rates on our consumer loans fall more quickly than those on our borrowings.

However, our goal is generally to maintain an interest rate neutral or “matched” position, where interest rates and exchange rates on loans and borrowings or foreign currencies go up or down by the same amount and at the same time so that interest rate and exchange rate changes for loans or borrowings or foreign currencies will not affect our earnings. The financial instruments and techniques we use to manage the risk of interest rate and exchange rate fluctuations, such as asset/liability matching and interest rate and exchange rate swaps and hedges and some forward exchange contracts, may not always work successfully or may not be available at a reasonable cost. Furthermore, if these techniques become unavailable or impractical, our earnings could be subject to volatility and decreases as interest rates and exchange rates change.

Changes in interest rates also affect the balances our customers carry on their credit cards and affect the rate of pre-payment for installment loan products. When interest rates fall, there may be more low-rate product alternatives available to our customers. Consequently, their credit card balances may fall and pre-payment rates may rise. We can mitigate this risk by reducing the interest rates we charge or by refinancing installment loan products. However, these changes can reduce the overall yield on our portfolio if we do not adequately provide for them in our interest rate hedging strategies. When interest rates rise, there are fewer low-rate alternatives available to customers. Consequently, credit card balances may rise (or fall more slowly) and pre-payment rates on installment lending products may fall. In this circumstance, we may have to raise additional funds at higher interest rates. In our credit card business, we could, subject to legal and competitive constraints, mitigate this risk by increasing the interest rates we charge, although such changes may increase opportunities for our competitors to offer attractive products to our customers and consequently increase customer attrition from our portfolio.

We Face the Risk of a Complex and Changing Regulatory and Legal Environment

Due to our significant reliance on certain contractual relationships, including our funding providers, as well as our unique corporate structure and heavily regulated industry, we face a risk of loss due to legal contracts, aspects of or changes in our legal structure and changes in laws and regulations. We also are subject to an array of banking, consumer lending and deposit laws and regulations that apply to almost every element of our business. Among other things, as a registered bank holding company, we are subject to extensive supervision and regulation by the Federal Reserve Board, including restrictions on activities and acquisitions, capital adequacy requirements and the Federal Reserve Board’s expectations that we conduct our operations in a safe and sound manner and act as a source of financial and managerial strength to any banks we control. Failure to comply with the various banking, consumer lending and deposit laws and regulations that apply to us could result in financial, structural and operational penalties, including receivership. In addition, efforts to comply with these laws and regulations may increase our costs and/or limit our ability to pursue certain business opportunities.

Federal and state laws and rules, as well as accounting rules and rules to which we are subject in foreign jurisdictions in which we conduct business, significantly limit the types of activities in which we may engage. For example, federal and state consumer protection laws and rules, and laws and rules of foreign jurisdictions where we conduct business, limit the manner in which we may offer and extend credit. From time to time, the U.S. Congress, the states and foreign governments consider changing these laws and may enact new laws or amend existing laws to regulate further the consumer lending industry. Such new laws or rules could limit the amount of interest or fees we can charge, restrict our ability to collect on account balances, or materially affect us or the banking or credit card industries in some other manner. Additional federal, state and foreign consumer protection legislation also could seek to expand the privacy protections afforded to customers of financial institutions and restrict our ability to share or receive customer information.

The laws governing bankruptcy and debtor relief, in the U.S. or in foreign jurisdictions in which we conduct business, also could change, making it more expensive or more difficult for us to collect from our customers. Congress has recently considered, and the House of Representatives has passed, legislation that would change the existing federal bankruptcy laws. One intended purpose of this legislation is to increase the collectibility of unsecured debt; however, it is not clear whether or in what form Congress may adopt this legislation and we cannot predict how the final version of this legislation may affect us, if passed into law.

In addition, banking regulators possess broad discretion to issue or revise regulations, or to issue guidance, which may significantly impact us. For example, in 2001, regulators restricted the ability of two of our competitors to provide further credit to higher risk customers due principally to supervisory concerns over rising charge-off rates and capital adequacy. We cannot, however, predict whether and how any new guidelines issued or other regulatory actions taken by the banking regulators will be applied to the Bank or the Savings Bank or the resulting effect on Capital One Financial Corporation, the Bank or the Savings Bank. In addition, certain state and federal regulators are considering or have approved rules affecting certain practices of “subprime” mortgage lenders. There can also be no assurance that these regulators will not also consider or approve additional rules with respect to “subprime” credit card lending or, if so, how such rules would be applied to or affect Capital One Financial Corporation, the Bank or the Savings Bank.

In addition, existing laws and rules in the U.S., at the state level, and in the foreign jurisdictions in which we conduct operations, are complex. If we fail to comply with them, we may not be able to collect our loans in full, or we might be required to pay damages or penalties to our customers. For these reasons, new or changes in existing laws or rules could hurt our profits.

Finally, we face possible risks from the outcomes of certain industry litigation. In 1998, the United States Department of Justice filed an antitrust lawsuit against MasterCard and Visa, alleging, among other things, that the associations had violated antitrust law and engaged in unfair practices by not allowing member banks to issue cards from competing brands (such as American Express and Discover). In 2001, a New York district court entered judgment in favor of the Department of Justice and ordered the associations, among other things, to repeal these policies. The United States Second Court of Appeals affirmed the district court and, on October 4, 2004, the United States Supreme Court denied certiorari in the case.

Immediately following the Supreme Court’s decision, Discover Financial Services filed a lawsuit against the associations under United States federal antitrust law. The suit alleges, among other things, that the associations engaged in anticompetitive business practices aimed at monopolizing the bank card market. The complaint, among other things, requests civil monetary damages, which could be trebled. No Capital One entity is a named defendant in this lawsuit.

In addition, on November 15, 2004, American Express Travel Related Services Company, Inc., filed a lawsuit against the associations and several member banks under United States federal antitrust law. Capital One Bank, Capital One, F.S.B., and Capital One Financial Corporation are named defendants.

In addition, several merchants have filed class action suits, which have been consolidated, against the associations under federal antitrust law relating to certain debit card products. In April 2003, the associations agreed to settle the suit in exchange for payments to plaintiffs by MasterCard of $1 billion and Visa of $2 billion, both over a ten-year period, and for changes in policies and interchange rates for debit cards. Certain merchant plaintiffs have opted out of the settlements and have commenced separate suits. Additionally, consumer class action suits with claims mirroring the merchants’ allegation have been filed in several courts. Finally, the associations, as well as member banks, continue to face additional lawsuits regarding policies, practices, products and fees.

With the exception of the American Express civil antitrust lawsuit, Capital One Financial Corporation and its affiliates are not parties to the suits described above and therefore will not be directly liable for any amount related to any possible or known settlements, the suits filed by merchants who have opted out of the settlements of those suits, or the class action suits pending in state and federal courts. However, the Bank and the Savings Bank are member banks of MasterCard and Visa and thus may be affected by settlements or suits relating to these issues. In addition, it is possible that the scope of these suits may expand and that other member banks, including Capital One, may be brought into the suits or future suits. Given the complexity of the issues raised by these suits and the uncertainty regarding: (1) the outcome of these suits, (2) the likelihood and amount of any possible judgment against the associations, (3) the likelihood and the amount and validity of any claim against the associations’ member banks, including Capital One, and (4) the effects of these suits, in turn, on competition in the industry, member banks, and interchange and association fees, we cannot determine at this time the long-term effects of these suits on us.

Fluctuations in Our Expenses and Other Costs May Hurt Our Financial Results

Our expenses and other costs, such as human resources and marketing expenses, directly affect our earnings results. Many factors can influence the amount of our expenses, as well as how quickly they grow. For example, further increases in postal rates or termination of our negotiated service arrangement with the United States Postal Service could raise our costs for postal service, which is a significant component of our expenses for marketing and for servicing our 48.6 million accounts as of December 31, 2004. As our business develops, changes or expands, additional expenses can arise from asset purchases, structural reorganization, a reevaluation of business strategies and/or expenses to comply with new or changing laws or regulations. Other factors that can affect the amount of our expenses include legal and administrative cases and proceedings, which can be expensive to pursue or defend. In addition, changes in accounting policies can significantly affect how we calculate expenses and earnings.

USE OF PROCEEDS

We are remarketing up to $747,500,000 of senior notes on behalf of holders of our Upper DECS issued in April 2002 and any other senior noteholders who elect to participate in the remarketing. Each Upper DECS consists of a unit comprised of a senior note in the principal amount of $50 and a forward purchase contract under which the Upper DECS holder agrees to purchase shares of our common stock on May 17, 2005 (or earlier under some circumstances).

We will not directly receive any cash proceeds from the remarketing of the senior notes. Proceeds from the remarketing of those senior notes held as components of Upper DECS will be applied to purchase a specified portfolio of U.S. Treasury securities that mature on or prior to May 17, 2005, to secure Upper DECS holders’ obligations to us under the forward purchase contract component of the Upper DECS. Proceeds from the remarketing of those senior notes held as components of Upper DECS in excess of the U.S. Treasury portfolio purchase price will be paid to Upper DECS holders whose senior notes were sold in the remarketing, after the remarketing agents deduct the remarketing fee of up to 0.25% of the total proceeds from the remarketing of those senior notes.

Proceeds from the remarketing of those senior notes held separately from the Upper DECS will be remitted to the custodial agent for payment to the participating holders of those senior notes after the remarketing agents deduct the remarketing fee of up to 0.25% of the total proceeds from the remarketing of those senior notes.

CAPITALIZATION

The following table sets forth our consolidated capitalization at September 30, 2004. The table should be read in conjunction with our consolidated financial statements and the accompanying notes incorporated by reference in this prospectus supplement and the accompanying prospectus. The remarketing of the senior notes has no effect on our consolidated capitalization.

September 30, 2004
(Unaudited, dollars in thousands)
Liabilities
Interest-bearing deposits	$25,354,323
Senior notes	6,968,182
Other borrowings	8,490,631
Total liabilities	40,813,136

Stockholders’ equity
Preferred stock (par value $0.01 per share, authorized 50,000,000 shares, none issued or outstanding)	—
Common stock (par value $0.01 per share, authorized 1,000,000,000 shares, and 244,028,682 shares issued)	2,440
Paid-in capital, net	2,463,629
Retained earnings and cumulative other comprehensive income	5,513,694
Less: Treasury stock, at cost (1,312,024 shares)	(49,703)

Total stockholders’ equity	7,930,060

Total capitalization	$48,743,196

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated

	Nine Months Ended September 30,	Year Ended December 31,
	2004	2003	2002	2001	2000	1999
Ratio of earnings to fixed charges (including interest on deposits)	2.56	2.13	1.98	1.87	1.91	2.05
Ratio of earnings to fixed charges (excluding interest on deposits)	4.52	3.59	3.19	2.89	2.48	2.39

The ratio of earnings to fixed charges is computed by dividing income before income taxes and fixed charges less interest capitalized during such period, net of amortization of previously capitalized interest, by fixed charges. Fixed charges consist of interest, expensed and capitalized, on borrowings (including or excluding deposits, as applicable), and the portion of rental expense which is deemed representative.

DESCRIPTION OF THE REMARKETED SENIOR NOTES

The following is a description of the particular terms of the senior notes remarketed pursuant to this prospectus supplement. This description supplements, and to the extent inconsistent, modifies the description of the general terms and provisions of senior debt securities set forth in the accompanying prospectus under “Description of Securities.” To the extent the description in this prospectus supplement is inconsistent with the description contained in the accompanying prospectus, you should rely on the description in this prospectus supplement. The following description is qualified in its entirety by reference to the provisions of the senior indenture dated as of November 1, 1996 and the first supplemental indenture dated as of April 23, 2002. A copy of the senior indenture is filed as an exhibit to the registration statement of which this prospectus supplement and the accompanying prospectus are a part. Capitalized terms not defined in this section have the meanings assigned to such terms in the accompanying prospectus or in the senior indenture.

General

The senior notes constitute a series of senior debt securities described in the accompanying prospectus and were issued under the senior indenture dated as of November 1, 1996, between us and BNY Midwest Trust Company (as successor to Harris Trust and Savings Bank), as senior indenture trustee, as supplemented by the first supplemental indenture, dated as of April 23, 2002. The senior notes are our direct, unsecured obligations.

The senior notes were originally issued in April 2002, in connection with our sale and issuance to the public of 14,950,000 Upper DECSSM.

The senior notes are being remarketed in the principal amount of up to $747,500,000. We may, without the consent of the holders of the senior notes, create and issue additional debt securities under the senior indenture, ranking equally with the senior notes.

Payments

The senior notes will mature on May 17, 2007. The senior notes will bear interest at the annual rate of     % on and after February 17, 2005. Interest on the senior notes is payable quarterly in arrears on each February 17, May 17, August 17 and November 17, commencing on May 17, 2005. The senior notes are not redeemable before their stated maturity except upon the occurrence of certain tax events as described below.

The amount of interest payable for any period will be computed (1) for any full quarterly period on the basis of a 360-day year of twelve 30-day months and (2) for any period shorter than a full quarterly period, on the basis of a 30-day month and, for periods of less than a month, on the basis of the actual number of days elapsed per 30-day month. If any date on which interest is payable on the senior notes is not a business day, the payment of the interest payable on that date will be made on the next day that is a business day, without any interest or other payment in respect of the delay, except that, if the business day is in the next calendar year, then the payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on the scheduled payment date.

The senior notes will not have the benefit of a sinking fund—that is, we will not deposit money on a regular basis into any separate custodial account to repay the senior notes.

Denominations

The senior notes were issued, and will be remarketed, in denominations of $50 and integral multiples of $50.

Ranking

Payment of the principal and interest on the senior notes will rank equally with all of Capital One Financial Corporation’s other unsecured and unsubordinated debt. As of December 31, 2004, there existed approximately $1.025 billion (excluding the $747.5 million senior notes issued in connection with the Upper DECS) of indebtedness issued under the senior indenture that would have ranked equally with the senior notes. The senior indenture does not limit the amount of additional senior indebtedness that Capital One Financial Corporation or any of its subsidiaries may incur. The senior notes will be Capital One Financial Corporation’s exclusive obligations. Since Capital One Financial Corporation’s operations are conducted through subsidiaries, its cash flow and its consequent ability to service debt, including the senior notes, are partially dependent upon the earnings of its subsidiaries and the distribution of those earnings to Capital One Financial Corporation or upon other payments of funds by those subsidiaries to Capital One Financial Corporation. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due on the senior notes or to make funds available for payments on the senior notes, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to Capital One Financial Corporation by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries, and are subject to various business considerations.

Any right Capital One Financial Corporation has to receive assets of any of its subsidiaries upon their liquidation or reorganization and the resulting right of the holders of the senior notes to participate in those assets will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors, except to the extent that Capital One Financial Corporation is itself recognized as a creditor of the subsidiary, in which case Capital One Financial Corporation’s claims would be subordinated to any security interests in the assets of the subsidiary and any indebtedness of the subsidiary senior to the debt held by Capital One Financial Corporation.

Covenants

Under the senior indenture, we agree to the following:

•	Except as permitted as described in the accompanying prospectus under “Description of Debt Securities—Consolidation, Merger and Sale of Assets,” we will preserve and keep in full force and effect our corporate existence and the corporate existence of each of our significant subsidiaries (as defined below) and our rights (charter and statutory) and franchises and those of each of our significant subsidiaries. However, neither we nor any of our significant subsidiaries will be required to preserve any of these rights or franchises if we or the significant subsidiary, as the case may be, determine that the preservation thereof is no longer desirable in the conduct of our or its business, as applicable, and that the loss thereof is not disadvantageous in any material respect to the holders of the notes. (Section 1007)

•	The senior indenture contains a covenant by us limiting our ability to dispose of the voting stock of a significant subsidiary. A “significant subsidiary” is any subsidiary of Capital One Financial Corporation the consolidated assets of which constitute 20% or more of our consolidated assets. This covenant generally provides that, as long as any of the notes issued thereunder are outstanding,

•	neither we nor any of our significant subsidiaries will sell, assign, transfer or otherwise dispose of the voting stock of a significant subsidiary or securities convertible into or options, warrants or rights to subscribe for or purchase such voting stock, and we will not permit a significant subsidiary to issue voting stock, or securities convertible into or options, warrants or rights to subscribe for or purchase such voting stock, in each case if such significant subsidiary would cease to be a controlled subsidiary (as defined below); and

•	we will not permit a significant subsidiary to merge or consolidate with or into any corporation unless the survivor is us or is, or upon consummation of the merger or consolidation will become, a controlled subsidiary, or to lease, sell or transfer all or substantially all of its properties and assets except to us or a controlled subsidiary or a person that upon such lease, sale or transfer will become a controlled subsidiary. (Section 1005)

A “controlled subsidiary” is a significant subsidiary at least 80% of the voting stock of which is owned by us and/or by one or more of our controlled subsidiaries. The limitations described above do not apply to certain transactions required by law, rule, regulation or governmental order (including as a condition to an acquisition of another entity by us) or to any sale or transfer of assets in a securitization transaction.

In addition, the senior indenture contains a covenant by us limiting our ability to create liens on the voting stock of a significant subsidiary. This covenant generally provides that, as long as any of the senior notes are outstanding, neither we nor any our subsidiaries will pledge, encumber or grant a lien upon a significant subsidiary’s voting stock, or upon securities convertible into or options, warrants or rights to subscribe for or purchase, such voting stock, directly or indirectly, to secure indebtedness for borrowed money, if, treating such pledge, encumbrance or lien as a transfer of such voting stock subject thereto to the secured party, such significant subsidiary would not continue to be a controlled subsidiary, unless the senior notes are equally and ratably secured with any and all such indebtedness by this pledge, encumbrance or lien. (Section 1006)

Under the senior notes, we agree that in the event that, and as long as, the Bank’s capital category is determined to be below “well capitalized” under then applicable Federal Reserve Board regulations:

•	None of Capital One Financial Corporation, the Bank or the Savings Bank will, nor will any of them permit any of their subsidiaries to, enter into any transaction of merger, consolidation or amalgamation, or liquidate, wind up or dissolve or convey, sell, lease or transfer or otherwise dispose of, in one transaction or a series of transactions, all or substantially all of its or their business or property, except that:

•	any subsidiary of the Bank may be merged or consolidated with or into, or transfer all or substantially all of its business or property to, the Bank if the Bank is the surviving corporation, or to any other subsidiary of the Bank;

•	any subsidiary of the Savings Bank may be merged or consolidated with or into, or transfer all or substantially all of its business or property to, the Savings Bank if the Savings Bank is the surviving corporation, or to any other subsidiary of the Savings Bank;

•	the restriction on the transfer of all or substantially all business or property will apply, in the case of the Bank, only to a transfer of managed receivables;

•	any of our subsidiaries (other than the Bank, the Savings Bank or any of their respective subsidiaries) may be merged or consolidated with or into, or transfer all or substantially all of its business or property to us if we are the surviving entity, or to any of our other subsidiaries;

•	the Savings Bank may be merged or consolidated with or into, or transfer all or substantially all of its business or property to the Bank;

•	we or any of our subsidiaries (other than the Bank) may be merged or consolidated with or into, or transfer all or substantially all of our or their business or property to, the Bank, or we or any of our subsidiaries (other than the Savings Bank) may be merged or consolidated with or into, or transfer all or substantially all of our or their business or property to, the Savings Bank; and

•	any of our subsidiaries (other than the Bank) may merge or consolidate with or into, or transfer all or substantially all of its business or property to, any person (other than us or any of our subsidiaries) so long as the surviving corporation is one of our subsidiaries and no event of default under the senior indenture has occurred and is continuing immediately prior to the merger, consolidation or transfer or would result from the merger, consolidation or transfer.

We and our subsidiaries will not be prohibited, however, from the sale of credit card loans and other finance receivables under securitizations.

•	None of Capital One Financial Corporation, the Bank or the Savings Bank will, nor will any of them permit any of their subsidiaries to, create, incur, assume or suffer to exist any lien upon any of its or their receivables or restricted shares owned by it or them (in each case whether now owned or later acquired), except:

•	liens for taxes not yet due or liens for taxes being contested in good faith by appropriate proceedings for which adequate reserves (in the judgment of management of the relevant entity) have been established;

•	liens imposed by law (i) which are incurred in the ordinary course of business and (x) which do not in the aggregate materially detract from the value of those receivables or restricted shares or materially impair the use of those receivables or restricted shares in the operation of our or any of our subsidiaries’ business or (y) which are being contested in good faith by appropriate proceedings, which proceedings have the effect of preventing the forfeiture or sale of the receivables or restricted shares subject to the lien or (ii) which do not relate to our or our subsidiaries’ material liabilities and do not in the aggregate materially detract from the value of the receivables or restricted shares of us and our subsidiaries taken as a whole, except that no lien permitted under this paragraph may secure any obligation in an amount exceeding $50,000,000; and

•	any pledge of receivables to a Federal Reserve Bank made in the ordinary course of business to secure advances or any other transactions to manage the liquidity position of the relevant entity.

•	With respect to financial covenants:

•	none of Capital One Financial Corporation, the Bank or the Savings Bank will permit its leverage ratio on any date to exceed 10.0 to 1;

•	we will not permit our tangible net worth on any date of determination to be less than the sum of (i) $875,000,000 plus (ii) 40% of our cumulative net income as of the last day of our fiscal quarter most recently ended plus (iii) 40% of our cumulative equity proceeds as of that date of determination plus (iv) the Upper DECS issued (i.e., $747,500,000); and

•	we will not permit our double leverage ratio on any date of determination to exceed 1.25 to 1.

•	With respect to lines of business:

•	the Bank will not, nor will it permit any of its subsidiaries to, engage to any extent in any line or lines of business activity other than as permitted by its charter;

•	the Savings Bank will not, nor will it permit any of its subsidiaries to, engage to any extent in any line or lines of business activity other than as permitted by its charter; and

•	we will not, nor will we permit any of our subsidiaries to, engage to any material extent in any line or lines of business activity other than consumer-oriented or consumer-related business activities and database marketing activities, and other business activities to the extent that other business activities are direct applications of the information based strategies and related proprietary strategies used by us or our subsidiaries in the conduct of our or their business.

“Cumulative equity proceeds” means, as of any date of determination, the aggregate amount of all cash received on or prior to that date of determination by Capital One Financial Corporation and its subsidiaries in respect of any equity issuance effected after March 31, 1999, net of reasonable expenses incurred by Capital One Financial Corporation and its subsidiaries in connection with the equity issuance.

“Cumulative net income” means, as of any date of determination, the aggregate net operating income of Capital One Financial Corporation and its consolidated subsidiaries (determined on a consolidated basis without duplication in accordance with U.S. generally accepted accounting principles) for each fiscal quarter of Capital One Financial Corporation (a) commencing with the fiscal quarter ended June 30, 1999 and (b) ending with the fiscal quarter most recently ended on or prior to that date of determination, except that cumulative net income will be determined exclusive of any fiscal quarter of Capital One Financial Corporation for which the net operating income of Capital One Financial Corporation and its consolidated subsidiaries (determined on a consolidated basis without duplication in accordance with U.S. generally accepted accounting principles) is less than zero.

“Double leverage ratio” means, on any date, the ratio of (a) the sum of (i) intangibles with respect to Capital One Financial Corporation on that date plus (ii) the aggregate investment of Capital One Financial Corporation on that date in the capital stock of its subsidiaries (including Capital One Financial Corporation’s interest in undistributed earnings of its subsidiaries), to (b) net worth on that date.

“Equity issuance” means (a) any issuance or sale by Capital One Financial Corporation or any of its subsidiaries (other than the Upper DECS and common stock issued in connection with the Upper DECS) of (i) any of its capital stock, (ii) any warrants or options exercisable in respect of its capital stock (other than any warrants or options issued to directors, officers or employees of Capital One Financial Corporation or any of its subsidiaries pursuant to employee benefit plans established in the ordinary course of business and any capital stock of Capital One Financial Corporation issued upon the exercise of those warrants or options) or (iii) any other security or instrument representing an equity interest (or the right to obtain an equity interest) in Capital One Financial Corporation or any of its subsidiaries or (b) the receipt by Capital One Financial Corporation or any of its subsidiaries from any person not a shareholder of Capital One Financial Corporation of any capital contribution (whether or not evidenced by any equity security issued by the recipient of that contribution), except that the term equity issuance shall not include (i) any issuance or sale by a subsidiary of Capital One Financial Corporation to Capital One Financial Corporation or any wholly-owned subsidiary of Capital One Financial Corporation or (ii) any capital contribution by Capital One Financial Corporation or any wholly-owned subsidiary of Capital One Financial Corporation to any subsidiary of Capital One Financial Corporation.

“Indebtedness” means, for any person (a) obligations created, issued or incurred by that person for borrowed money (whether by loan, the issuance and sale of debt securities or the sale of property to another person subject to an understanding or agreement, contingent or otherwise, to repurchase that property from that person), (b) obligations of that person to pay the deferred purchase or acquisition price of property or services, other than trade accounts payable (other than for borrowed money) arising, and accrued expenses incurred, in the ordinary course of business so long as those trade accounts payable are payable within 90 days of the date the respective goods are delivered or the respective services are rendered, (c) indebtedness of others secured by a lien on the property of that person, whether or not the respective indebtedness so secured has been assumed by that person, (d) non-contingent obligations of that person in respect of letters of credit, bankers’ acceptances or similar instruments issued or accepted by banks and other financial institutions for account of that person, (e) capital lease obligations of that person, and (f) indebtedness of others guaranteed by that person.

“Intangibles” means, at any date and with respect to any of Capital One Financial Corporation, the Bank and the Savings Bank, the aggregate amount (to the extent reflected in determining the consolidated stockholders’ equity of that entity and its consolidated subsidiaries) of (a) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of assets of a going concern business made within 12 months after the acquisition of that business) subsequent to September 30, 1996 in the book value of any asset by that entity or any of its consolidated subsidiaries, (b) all investments in unconsolidated subsidiaries and all equity investments in persons that are not subsidiaries and (c) all unamortized debt discount and expense, unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, anticipated future benefit of tax loss carry-forwards, copyrights, organization or developmental expenses and other intangible assets.

“Leverage ratio” means, on any date and with respect to Capital One Financial Corporation, the Bank or the Savings Bank, the ratio of (a) the sum (determined for the relevant entity and its consolidated subsidiaries on a consolidated basis without duplication in accordance with U.S. generally accepted accounting principles) of (i) the aggregate amount of indebtedness outstanding on that date (not including non-brokered deposit liabilities incurred by the Bank or the Savings Bank in the ordinary course of business) minus (ii) the aggregate amount of all on-balance sheet loans held for securitization on that date to (b) tangible net worth with respect that entity on that date.

“Managed receivables” means on any date with respect to any of Capital One Financial Corporation, the Bank or the Savings Bank, the sum for such entity and its consolidated subsidiaries (determined on a consolidated basis without duplication in accordance with U.S. generally accepted accounting principles), of (a) all on-balance sheet credit card loans and other finance receivables plus (b) all on-balance sheet credit card loans and other finance receivables held for securitization plus (c) all securitized credit card loans and other finance receivables.

“Net worth” means, on any date, the consolidated stockholders’ equity of Capital One Financial Corporation and its consolidated subsidiaries (including any common stock issued in connection with the Upper DECS), all determined as of that date on a consolidated basis without duplication in accordance with U.S. generally accepted accounting principles plus, until common stock is issued in connection with such Upper DECS, the aggregate stated amount of the Upper DECS issued (i.e., $747,500,000).

“Restricted shares” means, with respect to Capital One Financial Corporation, the Bank or the Savings Bank, shares of stock of or other ownership interests in that entity or any subsidiary of that entity engaged primarily in the extension of consumer credit to third parties or securitizations of receivables related to that extension of consumer credit, excluding without limitation any ownership interests of any of these entities in America One Communications, Inc.

“Tangible net worth” means, on any date and with respect to any of Capital One Financial Corporation, the Bank and the Savings Bank, the consolidated stockholders’ equity of that entity and its consolidated subsidiaries (including any common stock issued in connection with the Upper DECS) less intangibles of that entity and its consolidated subsidiaries plus, until common stock is issued in connection with the Upper DECS, the aggregate stated amount of the Upper DECS issued (i.e., $747,500,000), all determined as of that date on a consolidated basis without duplication in accordance with U.S. generally accepted accounting principles.

Tax event redemption

If a tax event occurs and is continuing, we may, at our option, redeem the senior notes in whole, but not in part, at any time at a price, which we refer to as the redemption price, equal to, for each senior note, the redemption amount referred to below. Installments of interest on senior notes that are due and payable on or before a redemption date will be payable to holders of the senior notes registered as holders at the close of business on the Business Day next preceding that redemption date. The proceeds of the redemption will be payable in cash to the holders of the senior notes.

“Tax event” means the receipt by us of an opinion of nationally recognized independent tax counsel experienced in matters of this kind, which may be Cleary Gottlieb Steen & Hamilton LLP to the effect that there is more than an insubstantial risk that interest payable by us on the senior notes would not be deductible, in whole or in part, by us for United States federal income tax purposes as a result of (1) any amendment to, change in, or announced proposed change in, the laws, or any regulations under the laws, of the United States or any political subdivision or taxing authority of or in the United States affecting taxation, (2) any amendment to or change in an official interpretation or application of any laws or regulations of this kind by any legislative body, court, governmental agency or regulatory authority or (3) any official interpretation or pronouncement that provides for a position with respect to any laws or regulations of this kind that differs from the generally accepted position on April 17, 2002 (the date of the prospectus supplement for the initial offer and sale of the Upper DECS), which amendment, change, or proposed change is effective or which interpretation or pronouncement is announced on or after April 17, 2002.

“Redemption amount” means the par value of the senior notes plus accrued and unpaid interest, if any.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each registered holder of senior notes to be repaid at its registered address. Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the senior notes. If any senior notes are called for redemption, neither we nor the trustee will be required to register the transfer of or exchange the senior notes to be redeemed.

Events of Default

If an event of default with respect to the senior notes occurs and continues, no holder of a senior note has any right to institute any proceeding, judicial or otherwise, with respect to the senior indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the senior indenture, unless:

•	the holder has previously given written notice to the indenture trustee of a continuing event of default with respect to the senior notes;

•	the holders of not less than 25% in principal amount of the senior notes have made a written request to the indenture trustee to institute proceedings in respect of such event of default in its own name as trustee under the senior indenture;

•	the holder or holders have offered to the indenture trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request;

•	the indenture trustee failed to institute any such proceeding for 60 days after its receipt of such notice, request and offer of indemnity; and

•	the holders of a majority in principal amount of the senior notes have not given the indenture trustee directions inconsistent with such written request. (Section 507)

Amendments

No modification or amendment described in the fourth bullet in the accompanying prospectus in the first paragraph under “Description of Debt Securities—Amendments” may reduce the percentage in principal amount of outstanding notes the consent of whose holders is required for any waiver or supplemental indenture, or reduce the applicable quorum or voting requirements.

Defeasance and discharge

The defeasance provisions of the senior indenture described under “Description of Debt Securities—Legal Defeasance and Covenant Defeasance” in the accompanying prospectus will not apply to the senior notes.

Same-day settlement and payment

Settlement by purchasers of the senior notes will be made in immediately available funds. All payments by Capital One Financial Corporation to the depositary of principal and interest will be made in immediately available funds. So long as any senior notes are represented by global securities registered in the name of the depositary or its nominee, those senior notes will trade in the depositary’s Same-Day Funds Settlement System which requires secondary market trading in those senior notes to settle in immediately available funds. No assurance can be given as to the effect, if any, of this requirement to settle in immediately available funds on trading activity in senior notes.

Book-entry and settlement

The remarketed senior notes will be issued in the form of one or more global certificates, which we refer to as global securities, registered in the name of DTC or its nominee. Except as provided below, owners of beneficial interests in a global security will not be entitled to receive physical delivery of notes in certificated form and will not be considered the holders of the senior notes for any purpose under the senior indenture, and no global security representing notes will be exchangeable, except for another global security of the same denomination and tenor to be registered in the name of DTC or its nominee or a successor depositary or its nominee. Accordingly, each beneficial owner must rely on the procedures of DTC and if the beneficial owner is not a participant, on the procedures of the participant through which the beneficial owner owns its interest to exercise any rights of a holder under the senior indenture.

The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of securities in certificated form. These laws may impair the ability to transfer beneficial interests in a global security.

Certificates for the senior notes will be printed and delivered in exchange for beneficial interests in the global securities if:

•	DTC notifies us that it is unwilling or unable to continue as a depositary for the global security certificates and no successor depositary has been appointed within 90 days after this notice, or

•	DTC at any time ceases to be a clearing agency registered under the Securities Exchange Act at a time when DTC is required to be so registered to act as a depositary and no successor depositary has been appointed by us within 90 days after we become aware that DTC has ceased to be so registered, or

•	we determine in our sole discretion that we will no longer have senior debt securities represented by global securities or will permit any of the global security certificates to be exchangeable or an event of default under the senior indenture has occurred and is continuing.

Any global note that is exchangeable as described in the preceding sentence will be exchangeable for note certificates registered in the names directed by DTC. We expect that these instructions will be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in the global security certificates.

Trustee

BNY Midwest Trust Company, as successor to Harris Trust and Savings Bank, is the senior indenture trustee with respect to the senior notes. The trustee is one of a number of banks with which we and our subsidiaries maintain ordinary banking and trust relationships.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of certain United States federal income tax consequences of the purchase, ownership and disposition of senior notes to Holders (as defined below) who purchase senior notes in the remarketing at the remarketing offering price and hold the senior notes as capital assets. This discussion is based upon the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations (including proposed Treasury regulations) issued thereunder, Internal Revenue Service, or IRS, rulings and pronouncements and judicial decisions now in effect, all of which are subject to change, possibly with retroactive effect.

This discussion does not address all aspects of United States federal income taxation that may be relevant to Holders in light of their particular circumstances, such as Holders who are subject to special tax treatment (for example, (1) banks, regulated investment companies, insurance companies, dealers in securities or currencies or tax-exempt organizations, (2) persons holding senior notes as short-term investments or as part of a straddle, hedge, conversion transaction or other integrated investment or (3) persons whose functional currency is not the U.S. dollar), some of which may be subject to special rules, nor does it address alternative minimum taxes or state, local or foreign taxes. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SENIOR NOTES IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES, AS WELL AS THE EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

For purposes of this discussion, “U.S. holder” means a beneficial owner of a senior note that is an individual who is a citizen or resident of the United States, a U.S. domestic corporation or any other person that is subject to

United States federal income tax on a net income basis in respect of its investment in such senior note. For purposes of this discussion, “Non-U.S. holder” means a beneficial owner of a senior note that is a nonresident alien individual or foreign corporation, and U.S. holders and Non-U.S. holders shall be referred to collectively as “Holders”.

U.S. Holders

Interest Income.    Because of the manner in which the interest rates on the senior notes are reset, we have taken and intend to continue to take the position that the senior notes are contingent payment debt instruments subject to the “noncontingent bond method” for accruing original issue discount, as established in the applicable Treasury regulations and, under the senior indenture, each holder agrees to treat the senior notes as indebtedness subject to the regulations governing contingent payment debt instruments. The remainder of this disclosure assumes that the senior notes are contingent payment debt instruments for United States federal income tax purposes. Accordingly, all payments on the senior notes including stated interest will be taken into account under these Treasury regulations and actual cash payments of interest on the senior notes will not be reported separately as taxable income. As discussed more fully below, the effect of these Treasury regulations will be to require a U.S. holder, regardless of its usual method of tax accounting, to use the accrual method with respect to the senior notes.

Under the contingent payment debt rules, each year a U.S. holder will be required to include in income original issue discount adjusted in the manner described below, regardless of its usual method of tax accounting. Such original issue discount will be based on the comparable yield of the senior notes. This amount will differ from the interest payments actually received by such holder.

Pursuant to the contingent payment debt rules, we were required to provide the comparable yield and, solely for tax purposes, were also required to provide a projected payment schedule with respect to the senior notes. We determined, as of the issue date of the senior notes, that the comparable yield was an annual rate of 8.625%. Based on the comparable yield, the projected payments for the senior notes are $1.14 for each quarter ending after February 17, 2005 and prior to the maturity date and $51.14 at maturity (which includes the stated principal amount of the senior notes as well as the final projected interest payment).

We expect to use the foregoing comparable yield and projected payment schedule for purposes of determining our own taxable income and for any required information reporting. U.S. holders are generally bound by the comparable yield and projected payment schedule provided by us unless either is unreasonable. If a U.S. holder of senior notes does not use this comparable yield and projected payment schedule to determine interest accruals, such U.S. holder must apply the foregoing rules using its own comparable yield and projected payment schedule. A U.S. holder that uses its own comparable yield or projected payment schedule must explicitly disclose this fact and the reason why it has used its own comparable yield or projected payment schedule. In general, this disclosure must be made on a statement attached to the timely filed United States federal income tax return of the U.S. holder for the taxable year that includes the date of its acquisition of the senior notes.

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of a holder’s interest accruals and adjustments thereof in respect of the senior notes and do not constitute a representation regarding the actual amount of the payment on a senior note.

The amount of original issue discount on a senior note for each accrual period is determined by multiplying the comparable yield of the senior note, adjusted for the length of the accrual period, by the senior note’s adjusted issue price at the beginning of the accrual period, determined in accordance with the rules set forth in the contingent payment debt regulations. The adjusted issue price of each senior note as of the remarketing date is $             per $50 principal amount. The adjusted issue price of each senior note at the beginning of each subsequent accrual period equals $            , increased by original issue discount previously accrued on the senior note starting from the remarketing date (disregarding any adjustments described below) and decreased by the payments projected to be made on the senior note starting from the remarketing date. The amount of original issue discount so determined is then allocated on a ratable basis to each day in the accrual period that a holder held the senior note, regardless of whether such holder purchased the senior notes at original issuance or in the secondary market.

Based on the reset rate of     %, actual payments on the senior notes, per $50 principal amount, will be approximately $             for each quarterly payment date ending after February 17, 2005, and the differences between the actual payments and the projected payments should be taken into account by a U.S. holder as a “negative adjustment” (i.e. decrease) in interest income in a reasonable manner over the period to which they relate. We expect to account for any such difference with respect to a period as a negative adjustment in the accrual of interest for that period.

In addition, if a U.S. holder purchases a senior note for an amount that differs from the adjusted issue price of the senior note at the time of purchase, such holder will be required to reasonably allocate such difference to daily portions of original issue discount over the remaining term of the senior notes, which will result in an adjustment to the amount of original issue discount that will be accrued on the senior notes in the relevant period. Adjustments will cause, as the case may be, a “positive adjustment” (i.e., an increase) or a negative adjustment to a holder’s original issue discount inclusion. If the purchase price of a senior note is less than its adjusted issue price, a positive adjustment will result, and if the purchase price is more than the adjusted issue price of a senior note, a negative adjustment will result. Any negative or positive adjustment of the kind described above made by a holder will decrease or increase, respectively, its basis in the senior note.

The net effect of the foregoing is that a U.S. holder will accrue interest on a senior note for United States federal income tax purposes in a manner that generally reflects the yield to maturity of the senior note.

Certain U.S. holders will receive IRS Forms 1099-OID reporting interest accruals on their senior note. Those forms will not, however, reflect the effect of any positive or negative adjustments resulting from such holder’s purchase of the senior note in the remarketing or otherwise at a price that differs from its adjusted issue price on the date of purchase. Each U.S. holder is urged to consult its tax advisor as to whether, and how, such adjustments should be made to the amounts reported on any IRS Form 1099-OID.

Sale, Exchange or Other Disposition of Senior Notes.    Upon the sale, exchange or other disposition of a senior note, a U.S. holder will recognize gain or loss in an amount equal to the difference between the amount realized by such U.S. holder and such U.S. holder’s adjusted tax basis in the senior note. Gain or loss recognized on such a sale, exchange or disposition generally will be treated as capital gain or loss. Capital gains of individuals derived in respect of senior notes held for more than one year are subject to tax at reduced rates. The deductibility of capital losses is subject to limitations. A U.S. holder’s tax basis in its senior notes generally will be increased by the amount of any income recognized by such U.S. holder with respect to such senior notes, and decreased by payments received with respect to such senior notes.

Non-U.S. Holders

The payment of interest, including gain on the disposition of a senior note that is treated as interest, and amounts attributable to original issue discount on the senior notes to a non-U.S. holder will not be subject to United States federal withholding tax if: (1) the non-U.S. holder does not actually or constructively own 10% or more of the total voting power of all of our voting stock and is not a controlled foreign corporation that is related to us within the meaning of the Code, and (2) the beneficial owner of the senior note provides a statement signed under penalties of perjury that includes its name and address and certifies that it is a non-U.S. holder in compliance with applicable requirements or satisfies certain documentary evidence requirements for establishing that it is a non-U.S. holder.

A non-U.S. holder will not be subject to United States federal income tax on gain (other than gain on the disposition of a senior note that is treated as interest) realized on the sale, exchange, maturity or redemption of a senior note, unless (1) the gain is effectively connected with the conduct by the holder of a trade or business in the United States or (2) in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and either (A) the gain or income is attributable to an office or other fixed place of business maintained in the United States by the holder or (B) the holder has a tax home in the United States.

Backup Withholding Tax and Information Reporting

U.S. Holders.    Unless a U.S. holder is an exempt recipient, such as a corporation, payments on the senior notes, and the proceeds received from sale of senior notes, may be subject to information reporting and may also be subject to United States federal backup withholding tax at the appropriate rate if such U.S. holder fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements.

Non-U.S. Holders.    In general, a Non-U.S. holder will not be subject to backup withholding and information reporting with respect to payments on the senior notes, and the proceeds from sale of the senior notes, provided that the payor does not have actual knowledge that the holder is a United States person and the holder has given the statement or provided the certifications described above in clause (2) of the first paragraph under “Non-U.S. Holders.” Withholding agents must nevertheless report to the IRS and each Non-U.S. holder the amount of interest (including original issue discount) paid with respect to the senior notes held by each Non-U.S. holder and the rate of withholding (if any) applicable to each Non-U.S. holder.

Any amounts so withheld under the backup withholding rules will be allowed as a credit against the Holder’s United States federal income tax liability, provided that the required procedures are followed.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of the senior notes by employee benefit plans to which Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended, which we call ERISA, applies; plans, individual retirement accounts and other arrangements to which Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, which we call collectively Similar Laws, apply; and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements (each of which we call a Plan).

Each fiduciary of a Plan should consider the fiduciary standards of ERISA or any applicable Similar Laws in the context of the Plan’s particular circumstances before authorizing an investment in the senior notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA or any applicable Similar Laws and would be consistent with the documents and instruments governing the Plan.

Section 406 of ERISA and Section 4975 of the Code prohibit Plans subject to such provisions, which we call ERISA Plans, from engaging in certain transactions involving “plan assets” with persons that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the ERISA Plans. A violation of these “prohibited transaction” rules may result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code, but may be subject to Similar Laws.

Prohibited transactions within the meaning of Section 406 of ERISA or Section 4975 of the Code could arise if the senior notes were acquired by an ERISA Plan with respect to which we or any of our affiliates are a party in interest or a disqualified person. For example, if we are a party in interest or disqualified person with respect to an investing ERISA Plan (either directly or by reason of our ownership of our subsidiaries), an extension of credit prohibited by Section 406(a)(1)(B) of ERISA and Section 4975(c)(1)(B) of the Code between the investing ERISA Plan and us may be deemed to occur, unless exemptive relief were available under an applicable exemption (see below).

The United States Department of Labor has issued prohibited transaction class exemptions, or PTCEs, that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the senior notes. Those class exemptions include:

•	PTCE 96-23—for certain transactions determined by in-house asset managers;

•	PTCE 95-60—for certain transactions involving insurance company general accounts;

•	PTCE 91-38—for certain transactions involving bank collective investment funds;

•	PTCE 90-1—for certain transactions involving insurance company separate accounts; and

•	PTCE 84-14—for certain transactions determined by independent qualified professional asset managers.

Because of the possibility that direct or indirect prohibited transactions or violations of Similar Laws could occur as a result of the purchase, holding or disposition of the senior notes by a Plan, the senior notes may not be purchased by any Plan, or any person investing the assets of any Plan, unless its purchase, holding and disposition of the senior notes will not constitute or result in a non-exempt prohibited transaction under ERISA or the Code or a violation of any Similar Laws. Any purchaser or holder of the senior notes or any interest in the senior notes will be deemed to have represented by its purchase and holding of the senior notes that either:

•	it is not a Plan and is not purchasing the senior notes or interest in the senior notes on behalf of or with the assets of any Plan; or

•	its purchase, holding and disposition of the senior notes or interest in the senior notes will not constitute or result in a non-exempt prohibited transaction under ERISA or the Code or a violation of any Similar Laws.

Due to the complexity of these rules and the penalties imposed upon persons involved in non-exempt prohibited transactions, it is important that any person considering the purchase of senior notes on behalf of or with the assets of any Plan consult with its counsel regarding the consequences under ERISA, the Code and any applicable Similar Laws of the acquisition, ownership and disposition of senior notes, whether any exemption would be applicable, and whether all conditions of such exemption have been satisfied such that the acquisition and holding of the senior notes by the Plan are entitled to full exemptive relief thereunder.

Nothing herein shall be construed as, and the sale of senior notes to a Plan is in no respect, a representation by us or the remarketing agents that any investment in the senior notes would meet any or all of the relevant legal requirements with respect to investment by, or is appropriate for, Plans generally or any particular Plan.

REMARKETING

The remarketing is being made under the terms and subject to the conditions contained in the amended and restated remarketing agreement, dated February 2, 2005. This agreement requires Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated, as the remarketing agents, to use their commercially reasonable best efforts to remarket the senior notes at a reset rate such that the then current aggregate market value of the senior notes is equal to at least 100.5% of the “remarketing value.” The remarketing value with respect to each senior note that is being offered in this remarketing is the sum of:

•	the value at February 14, 2005 of such amount of U.S. Treasury securities that will pay, on or prior to May 17, 2005, an amount of cash equal to the interest scheduled to be paid on the senior note on that date, at 6.25% per annum (the rate of interest in effect prior to the re-setting of the interest rate in the remarketing); and

•	the value at February 14, 2005 of such amount of U.S. Treasury securities that will pay, on or prior to May 17, 2005, an amount of cash equal to $50.

The remarketing agents have no obligations to purchase any of the senior notes. In this remarketing, financial institutions with which we have commercial and investment banking relationships have indicated that they will purchase up to $600,000,000 in aggregate principal amount of the senior notes. To manage our debt structure after a successful remarketing, we may offer, in our sole discretion, to exchange some or all of the senior notes held by such institutions for newly issued notes whose maturities and other terms may differ from the senior notes. We may effect such an exchange through an offering of the newly issued notes through those financial institutions as underwriters who pay us for the newly issued notes in whole or in part by delivering those remarketed senior notes to us. The institutions may reoffer the newly issued notes to new investors. Although an exchange, if it occurs, may take place shortly following completion of the remarketing, we have no agreement or other commitment to make any such exchange, and there is no certainty as to whether or when such exchange might occur. We currently do not expect to consider an exchange with any other holders of the senior notes following a successful remarketing.

Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated, as remarketing agents have reset the rate of interest payable on the senior notes to             %, which will be effective on February 17, 2005.

Upon a successful remarketing, the net proceeds from the remarketing of senior notes comprising a part of Upper DECS will be used to purchase the U.S. Treasury securities described above, which will be pledged to secure the obligations of holders of Upper DECS to purchase shares of our common stock under the purchase contracts.

Pursuant to the remarketing agreement, Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated, as remarketing agents, will deduct, as a remarketing fee, an amount not greater than 0.25% of the total proceeds received in connection with the remarketing. None of Capital One, Upper DECS holders or senior noteholders whose senior notes are participating in the remarketing will be responsible for any remarketing fee in connection with this remarketing. The remarketing agents will remit the remaining proceeds from the remarketing of the senior notes held as components of Upper DECS in excess of the U.S. Treasury portfolio purchase price to holders of Upper DECS whose senior notes were sold in the remarketing and the remaining proceeds from the remarketing of senior notes held separately from the Upper DECS to the custodial agent for payment to the participating holders of those senior notes.

The following table sets forth the remarketing fee to be paid to Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated, as remarketing agents per senior note and in the aggregate:

	Per Senior Note(2)	Total
Public offering price (1)%		$
Remarketing fee to remarketing agents	%	$
Net proceeds to participating holders of Upper DECS	%	$

(1)	Plus accrued interest from February 17, 2005, if settlement occurs after that date.

(2)	Rounded to four decimal places.

The estimated out-of-pocket expenses for this remarketing, excluding the remarketing fee deducted by the remarketing agents from the proceeds received in connection with the remarketing as described above, of approximately $500,000 will be borne by us.

Capital One has been advised that Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated currently intend to make a market in the senior notes; however, Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated are not obligated to do so. Any such market-making may be discontinued at any time, for any reason and without notice. If Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated cease to act as market-makers for senior notes for any reason, there can be no assurance that another firm or person will make a market in these senior notes. There can be no assurance that an active market for the senior notes will develop or, if a market does develop, at what prices the senior notes will trade.

In connection with this remarketing and in compliance with applicable law, Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated may effect transactions which stabilize, maintain or otherwise affect the market price of the senior notes at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the senior notes or effecting purchases of the senior notes for the purpose of pegging, fixing or maintaining the price of the senior notes for the purpose of reducing a short position created in connection with the remarketing. Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated are not required to engage in any of these activities and such activities, if commenced, may be discontinued at any time.

None of Capital One, Citigroup Global Markets Inc. or Morgan Stanley & Co. Incorporated makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the senior notes. In addition, none of Capital One, Citigroup Global Markets Inc. or Morgan Stanley & Co. Incorporated makes any representation that Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated will engage in such transaction or that such transactions, once commenced, will not be discontinued without notice.

Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated may from time to time engage in transactions with and perform services for us in the ordinary course of their business.

We have agreed to indemnify the remarketing agents against payments that the remarketing agents may be required to make in respect of, certain liabilities, including liabilities under the Securities Act, or to contribute to payments the remarketing agents may be required to make because of any of those liabilities.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into the accompanying prospectus and this prospectus supplement. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of the accompanying prospectus and this prospectus supplement. Information that we file later with the SEC and that is incorporated by reference in this prospectus supplement will automatically update and supersede information contained in this prospectus supplement and the accompanying prospectus. Capital One’s SEC file number is 001-13300. We are incorporating by reference in this prospectus supplement the documents listed below and any future filings that we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of this offering, provided, however, that we are not incorporating by reference any information furnished (but not filed) prior to August 23, 2004 under Item 9 and Item 12 of any Current Report on Form 8-K and on and after August 23, 2004 under Item 2.02 or Item 7.01 of any Current Report on Form 8-K:

1. Our Annual Report on Form 10-K, for the fiscal year ended December 31, 2003, filed on March 5, 2004;

2. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed on May 7, 2004;

3. Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, filed on August 5, 2004;

4. Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, filed on November 1, 2004;

5. Our Current Reports on Form 8-K filed on January 21, 2004, January 29, 2004, April 21, 2004, July 21, 2004, October 20, 2004, October 29, 2004, November 15, 2004, December 23, 2004, January 19, 2005 and January 27, 2005; and

6. Our definitive proxy statement1 filed on March 17, 2004.

[1]	The information referred to in Item 402(a)(8) of Regulation S-K and paragraph (d)(3) of item 7 of Schedule 14A promulgated by the SEC shall not be deemed to be specifically incorporated by reference into this prospectus supplement and the accompanying prospectus.

Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus supplement. You can obtain copies of documents incorporated by reference in this prospectus supplement by requesting them in writing or by telephone from us at Capital One Financial Corporation, Investor Relations Department, 1680 Capital One Drive, McLean, Virginia 22102, telephone (703) 720-2455.

You should rely only on the information incorporated by reference or provided in this prospectus supplement or the accompanying prospectus. We and the remarketing agents have not authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the remarketing agents are not making an offer of the senior notes in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of those documents.

LEGAL EXPERTS

Capital One is being represented by Cleary Gottlieb Steen & Hamilton LLP, New York, New York in connection with the remarketing, and the remarketing agents are being represented by Morrison & Foerster LLP, New York, New York.

PROSPECTUS

$2,242,000,000

Capital One Financial Corporation

Debt Securities

Preferred Stock

Common Stock

Stock Purchase Contracts

Equity Units

We will provide specific terms of these securities in supplements to this prospectus. We urge you to read this prospectus and any prospectus supplement carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 23, 2002.

ABOUT THIS PROSPECTUS

In this prospectus, “Capital One,” “we,” “our” or “us” refers to Capital One Financial Corporation.

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process. Under this shelf process, we may from time to time issue and sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $2,242,000,000. This prospectus provides you with a general description of the securities we may issue and sell. Each time we issue and sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. You should read both this prospectus and the prospectus supplement applicable to any offering, together with the additional information described under the heading “Where You Can Find More Information” below.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements. Forward-looking statements include information relating to growth in earnings per share, return on equity, growth in managed loans outstanding and customer accounts, net interest margins, funding costs, operations costs and employment growth, marketing expense, delinquencies and charge-offs. Forward-looking statements also include statements using words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate” or similar expressions. We have based these forward-looking statements on our current plans, estimates and projections, and you should not unduly rely on them.

Numerous factors could cause our actual results to differ materially from those described in forward-looking statements, including, among other things:

•	continued intense competition from numerous providers of products and services which compete with Capital One’s businesses;

•	an increase in credit losses (including increases due to worsening of economic conditions);

•	Capital One’s ability to continue to securitize its credit cards and consumer loans and to otherwise access the capital markets at attractive rates and terms to fund its operations and future growth;

•	losses associated with new products or services or expansion internationally;

•	our ability to recruit experienced personnel to assist in the management and operations of new products and services; and

•	other factors listed from time to time in reports we file with the SEC, including, but not limited to, factors set forth under the caption “Risk Factors” in any prospectus supplement and in Capital One’s Annual Report on Form 10-K for the year ended December 31, 2001.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should carefully consider the factors discussed above in evaluating these forward-looking statements.

We caution you that any such forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions, including the risk factors referred to above. Capital One’s future performance and actual results may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond Capital One’s ability to control or predict.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement we have filed with the SEC under the Securities Act of 1933, or the Securities Act. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the securities described in this prospectus. The SEC’s rules and regulations allow us to omit certain information included in the registration statement from this prospectus. The registration statement may be inspected by anyone without charge at the SEC’s principal office at 450 Fifth Street, N.W., Washington, D.C. 20549.

In addition, Capital One files annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, or the Exchange Act. You may read and copy this information at the following SEC location:

Public Reference Room

450 Fifth Street, N.W.

Room 1024

Washington, D.C. 20549

You may also obtain copies of this information by mail from the SEC’s Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at rates determined by the SEC. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also inspect reports, proxy statements and other information that Capital One has filed electronically with the SEC at the SEC’s web site at http://www.sec.gov. These documents can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows Capital One to “incorporate by reference” information into this prospectus and any prospectus supplement. This means that Capital One can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus and any prospectus supplement. Information that Capital One files later with the SEC and that is incorporated by reference in any prospectus supplement will automatically update and supercede information contained in this prospectus and any prospectus supplement. Capital One’s SEC file number is

001-13300.

The following documents contain important information about Capital One and its financial condition. Capital One has previously filed these documents with the SEC and incorporates them by reference into this prospectus:

•	its Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed on March 22, 2002;

•	its Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed on May 15, 2002;

•	its Current Reports on Form 8-K filed on January 16, 2002, April 16, 2002, April 23, 2002 and July 16, 2002; and

•	its definitive proxy statement[1] filed on March 18, 2002.

[1]	The information referred to in Item (a)(8) of Regulation S-K and paragraph (d)(3) of Item 7 of Regulation 14C promulgated by the SEC shall not be deemed to be specifically incorporated by reference into this prospectus.

We also incorporate by reference in this prospectus additional documents that Capital One may file with the SEC after the date of this prospectus. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and documents subsequently filed by Capital One pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering.

Documents incorporated by reference are available from Capital One without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at Capital One Financial Corporation, Investor Relations Department, 2980 Fairview Park Drive, Falls Church, Virginia 22042-4525, telephone (703) 205-1000.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

CAPITAL ONE FINANCIAL CORPORATION

Overview

Capital One is a corporation incorporated in Delaware on July 21, 1994. Its subsidiaries market a variety of financial products and services to consumers using its proprietary information-based strategy, which we refer to as IBS and which is described in more detail below. Its common stock is listed on the New York Stock Exchange under the symbol “COF” and is included in the Standard & Poor’s 500 Index. Its principal executive office is located at 2980 Fairview Park Drive, Suite 1300, Falls Church, Virginia 22042-4525, its telephone number is (703) 205-1000 and its internet address is http://www.capitalone.com. The information on our web site is not part of this prospectus.

Capital One’s predecessor began operations in 1953, the same year as the formation of what is now MasterCard International, and Capital One, through its subsidiaries, is one of the oldest continually operating bank card issuers in the United States. Capital One, through its subsidiaries, is one of the largest issuers of MasterCard and Visa2 credit cards in the world. The success of its IBS, which it initiated in 1998, in addition to credit card industry dynamics, has been the foundation of its growth in terms of managed credit card loans and accounts. As of June 30, 2002, Capital One had total reported assets of $33.8 billion, total reported liabilities of $29.8 billion and total stockholders’ equity of $4.0 billion.

Capital One Bank

Capital One’s principal subsidiary is Capital One Bank, which we call the Bank. The Bank was incorporated in May 1994 and is a Virginia state-chartered limited-purpose credit card bank that offers credit card products. Capital One’s principal asset is its equity interest in the Bank. As of June 30, 2002, the Bank constituted approximately 73% of Capital One’s managed assets. The Bank offers a variety of credit card products, including:

•	Visa and MasterCard brands;

•	Platinum and Gold premium label cards;

•	secured and unsecured standard product cards; and

•	United States and international offerings, with a current focus on the United Kingdom, Canada and France.

[2]	Mastercard and Visa are registered trademarks of Mastercard International Incorporated and VISA USA, Inc., respectively.

Capital One, F.S.B.

Capital One also has a federally chartered savings bank subsidiary, Capital One, F.S.B., which we call the Savings Bank. The Savings Bank was established in June 1996 to offer consumer lending products and deposits. The Savings Bank currently offers its products and services by using Capital One’s IBS and information technology systems.

Information-Based Strategy

Capital One’s IBS allows it to differentiate among customers based on their credit risk, credit card usage and other characteristics. Its IBS involves:

•	developing sophisticated credit models;

•	enhancing state of the art information systems;

•	recruiting and keeping well-trained personnel to create a flexible working culture; and

•	segmenting potential customer lists based on credit scores, demographics, customer behavioral characteristics and other criteria.

Capital One uses its IBS to design customized products and solicitations for targeted customer segments. This leads to greater customer response levels and eventually increased revenues within its risk models.

Capital One applies its IBS to all areas of its business, including solicitations, account management, credit line management, pricing strategies, usage stimulation, collections, recoveries, and account and balance retention. Some examples of Capital One’s use of its IBS in the credit card business include, and are expected to continue to include, various low introductory and intermediate-rate balance transfer products and other customized credit card products. Capital One has expanded its IBS beyond its credit card business and uses it in other financial and non-financial businesses to identify new product opportunities and to make informed investment decisions regarding its existing products. These products and services include selected non-credit card consumer lending products, such as automobile financing and installment lending.

Supervision, Regulation and Other Matters

Recent Regulatory Developments

During the course of a routine review of the Company’s two financial institution subsidiaries—Capital One Bank (the “Bank”) and Capital One, F.S.B. (the “Savings Bank”)—by bank regulatory authorities in connection with a pending application and the normal examination cycle, examiners identified certain supervisory issues. The Company has been engaged in discussions with the regulatory authorities concerning these issues and has taken and is taking actions to thoroughly address all the issues. As these discussions are nearing completion, the Federal Reserve Board and the Office of Thrift Supervision have told the Company that they intend to request the Company, the Bank and the Savings Bank to enter into an informal memorandum of understanding with respect to certain issues, including capital adequacy, adequacy of allowance for loan losses, finance charges and fee reserve adequacy and policies, procedures, systems and controls. A memorandum of understanding is characterized by regulatory authorities as an informal action, that is not published or publicly available and that is used when circumstances warrant a milder form of action than a formal supervisory action, such as a formal written agreement or order. The Company has implemented levels of capital, reserves and allowances that satisfy the expected memorandum of understanding. Accordingly, the Company’s earnings guidance and business outlook contained in this report take account of the expected understandings with the regulatory authorities.

The following discussion describes some of the elements of the comprehensive regulatory framework applicable to Capital One and its subsidiaries.

Capital One Bank.    The Bank is a banking corporation chartered under Virginia law and a member of the Federal Reserve System. The Bank’s deposits are insured by the Bank Insurance Fund, or the BIF, of the Federal Deposit Insurance Corporation, or the FDIC. In addition to regulatory requirements imposed as a result of the Bank’s international operations (discussed below), the Bank is subject to comprehensive regulation and periodic examination by the Bureau of Financial Institutions of the Virginia State Corporation Commission, or the Bureau of Financial Institutions, the Board of Governors of the Federal Reserve System, or the FRB, the Federal Reserve Bank of Richmond and the FDIC. The Bank is not a “bank” under the Bank Holding Company Act of 1956, as amended, or the BHCA, because it:

•	engages only in credit card operations;

•	does not accept demand deposits or deposits that the depositor may withdraw by check or similar means for payment to third parties or others;

•	does not accept any savings or time deposits of less than $100,000, other than as permitted as collateral for extensions of credit;

•	maintains only one office that accepts deposits; and

•	does not engage in the business of making commercial loans.

Due to the Bank’s status as a limited-purpose credit card bank, Capital One’s non-credit card operations must be conducted in other operating subsidiaries of Capital One.

Capital One, F.S.B.    The Savings Bank is a federal savings bank chartered by the Office of Thrift Supervision, or the OTS, and is a member of the Federal Home Loan Bank System. Its deposits are insured by the Savings Association Insurance Fund of the FDIC. The Savings Bank is subject to comprehensive regulation and periodic examination by the OTS and the FDIC.

Capital One Financial Corporation.    Capital One is not a bank holding company under the BHCA as a result of its ownership of the Bank because the Bank is not a “bank” as defined under the BHCA. If the Bank failed to meet the credit card bank exemption criteria described above, its status as an insured depository institution would make Capital One subject to the provisions of the BHCA, including certain restrictions as to the types of business activities in which a bank holding company and its affiliates may engage. Becoming a bank holding company under the BHCA would affect Capital One’s ability to engage in certain non–banking businesses. In addition, for purposes of the BHCA, if the Bank failed to qualify for the credit card bank exemption, any entity that acquired direct or indirect control of the Bank and also engaged in activities not permitted for bank holding companies could be required either to discontinue the impermissible activities or to divest itself of control of the Bank.

As a result of Capital One’s ownership of a single savings association, the Savings Bank, Capital One is a unitary savings and loan holding company subject to regulation by the OTS and the provisions of the Savings and Loan Holding Company Act. As a unitary savings and loan holding company, Capital One generally is not restricted under existing laws as to the types of business activities in which it may engage as long as the Savings Bank continues to meet the qualified thrift lender test, or the QTL Test. If Capital One ceased to be a unitary savings and loan holding company as a result of its acquisition of an additional savings institution, as a result of the failure of the Savings Bank to meet the QTL Test or as a result of a change in control of the Savings Bank, the types of activities that Capital One and its non–savings association subsidiaries would be able to engage in would generally be limited to those eligible for bank holding companies.

Under the Gramm-Leach-Bliley Financial Services Modernization Act of 1999, or the Act, certain bank holding companies may engage in an expanded range of activities, including the securities and insurance businesses. To do so, a bank holding company must voluntarily elect to become a new type of company called a “financial holding company.” While these changes are significant in their impact upon the traditional banking, securities and insurance industries, the impact upon Capital One is less significant in light of the fact that Capital

One is regulated as a unitary thrift holding company and not as a bank holding company or a financial holding company. As a result, Capital One may engage in both the full range of activities authorized for bank or financial holding companies and additional non-banking activities typically impermissible for such entities. In addition, the Act permits a limited-purpose credit card bank such as the Bank to establish one or more foreign banking subsidiaries that are not subject to the business line limitations credit card banks face in the United States. Therefore, such foreign banking subsidiaries could engage in non-credit card lending and could accept retail deposits overseas.

While the Act does not impact the permissible range of the Bank’s activities, it does impose some limitations on the future activities of unitary thrift holding companies. Existing unitary thrift holding companies such as Capital One are “grandfathered” with full powers to continue and expand their current activities. Grandfathered unitary thrift holding companies, however, may not be acquired by non-financial companies and maintain their grandfathered powers. In addition, if a grandfathered unitary thrift holding company is acquired by a financial company that does not have such grandfather rights, it may lose its ability to engage in certain non-banking activities otherwise ineligible for bank holding companies or financial holding companies.

Capital One is also registered as a financial institution holding company under Virginia law and as such is subject to periodic examination by the Bureau of Financial Institutions.

Capital One’s automobile financing activities fall under the scrutiny of the state agencies having supervisory authority under applicable sales finance laws or consumer finance laws in most states.

Dividends and Transfers of Funds.    Dividends to Capital One from its direct and indirect subsidiaries represent a major source of funds for Capital One to pay dividends on its stock, make payments on its debt securities and meet its other obligations. There are various federal and Virginia law limitations on the extent to which the Bank and the Savings Bank can finance or otherwise supply funds to Capital One through dividends, loans or otherwise. These limitations include minimum regulatory capital requirements, FRB, OTS and Virginia law requirements concerning the payment of dividends out of net profits or surplus, Sections 23A and 23B of the Federal Reserve Act governing transactions between an insured depository institution and its affiliates and general federal and Virginia regulatory oversight to prevent unsafe or unsound practices. In general, federal banking laws prohibit an insured depository institution, such as the Bank and the Savings Bank, from making dividend distributions if the distributions are not paid out of available earnings or would cause the institution to fail to meet applicable capital adequacy standards. In addition, the Savings Bank is required to give the OTS at least 30 days’ advance notice of any proposed dividend. Under OTS regulations, other limitations apply to the Savings Bank’s ability to pay dividends, the magnitude of which depends upon the extent to which the Savings Bank meets its regulatory capital requirements. In addition, under Virginia law, the Bureau of Financial Institutions may limit the payment of dividends by the Bank if the Bureau of Financial Institutions determines that a limitation would be in the public interest and necessary for the Bank’s safety and soundness.

Capital Adequacy.    The Bank and the Savings Bank are currently subject to capital adequacy guidelines adopted by the FRB and the OTS, respectively. For a further discussion of the capital adequacy guidelines, see Capital One’s Annual Report on Form 10-K and its consolidated financial statements incorporated by reference in this prospectus.

In January 2001, the Basel Committee on Banking Supervision issued for public comment a proposal to revise significantly the current international capital adequacy accord, the purpose of which is to ensure that banking organizations maintain prudent levels of capital, to make regulatory capital standards more reflective of banking risks, and to provide incentives for organizations to enhance their risk management capabilities. If ultimately adopted, this proposal may require some banks to increase their current capital levels.

In November 2001, the four federal banking agencies, or the Agencies, adopted an amendment to the regulatory capital standards regarding the treatment of certain recourse obligations, direct credit substitutes (i.e., guarantees on third-party assets), residual interests in asset securitizations, and other securitized transactions that expose institutions primarily to credit risk. Effective January 1, 2002, this rule amends the Agencies’ regulatory capital standards to create greater differentiation in the capital treatment of residual interests.

In May 2002, the Agencies clarified the scope of the rule adopted in November 2001 in an advisory letter stating that securitization interests commonly known as Accrued Interest Receivables, or AIR’s, should be considered “recourse exposures” and “residual interests.” Effective December 31, 2002, this interpretation of the rule adopted in November 2001 will require banking organizations such as Capital One to hold regulatory capital against the full risk-weighted amount of its AIR’s, subject to certain limitations. Capital One understands that the Agencies continue to analyze interests in securitization transactions under the rule to determine the appropriate capital treatment. Any such determination could require the Bank or the Savings Bank to hold significantly higher levels of regulatory capital against such interests.

FDICIA.    The Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, provides for expanded regulation of banks and savings banks, including expanded federal banking agency examinations, and requires federal bank regulatory authorities to take “prompt corrective action,” or PCA, in respect of insured depository institutions that do not meet minimum capital requirements. FDICIA establishes five capital ratio levels: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. The capital categories are determined solely for the purposes of applying FDICIA’s PCA provisions, as discussed below, and such capital categories may not constitute an accurate representation of the overall financial condition or prospects of the Bank or the Savings Bank.

As of June 30, 2002, the Bank and the Savings Bank met the requirements for a “well capitalized” institution. A “well capitalized” classification should not necessarily be viewed as describing the condition or future prospects of a depository institution, including the Bank and the Savings Bank.

Under FDICIA’s PCA system, an insured depository institution in the “undercapitalized category” must submit a capital restoration plan guaranteed by its parent company. The liability of the parent company under this guarantee is limited to the lesser of 5.00% of the insured depository institution’s assets at the time it became undercapitalized or the amount needed to comply with the plan. An insured depository institution in the “undercapitalized category” also is subject to limitations in numerous areas, including, but not limited to, asset growth, acquisitions, branching, new business lines, acceptance of brokered deposits and borrowings from the FRB. Progressively more burdensome restrictions are applied to insured depository institutions in the undercapitalized category that fail to submit or implement a capital plan and to insured depository institutions that are in the significantly undercapitalized or critically undercapitalized categories. In addition, an insured depository institution’s primary federal banking agency is authorized to downgrade the institution’s capital category to the next lower category upon a determination that the institution is in an unsafe or unsound condition or is engaged in an unsafe or unsound practice. An unsafe or unsound practice can include receipt by the institution of a less than satisfactory rating on its most recent examination with respect to its capital, asset quality, management, earnings, liquidity and sensitivity to market risk.

“Critically undercapitalized” insured depository institutions (which are defined to include institutions that still have a positive net worth) may not, beginning 60 days after becoming “critically undercapitalized,” make any payment of principal or interest on their subordinated debt (subject to certain limited exceptions). Thus, in the event an institution became “critically undercapitalized,” it would generally be prohibited from making payments on its subordinated debt securities. In addition, “critically undercapitalized” institutions are subject to appointment of a receiver or conservator.

FDICIA also requires the FDIC to implement a system of risk-based premiums for deposit insurance pursuant to which the premiums paid by a depository institution will be based on the probability that the FDIC will incur a loss in respect of that institution. The FDIC has since adopted a system that imposes insurance premiums based upon a matrix that takes into account an institution’s capital level and supervisory rating.

The Bank and the Savings Bank may accept brokered deposits as part of their funding. Under FDICIA, only “well capitalized” and “adequately capitalized” institutions may accept brokered deposits. “Adequately capitalized” institutions, however, must first obtain a waiver from the FDIC before accepting brokered deposits, and these deposits may not pay rates that significantly exceed the rates paid on deposits of similar maturity from the institution’s normal market area or the national rate on deposits of comparable maturity, as determined by the FDIC, for deposits from outside the institution’s normal market area.

Liability for Commonly-Controlled Institutions.    Under the “cross-guarantee” provision of the Financial Institutions Reform, Recovery and Enforcement Act of 1989, or FIRREA, insured depository institutions such as the Bank and the Savings Bank may be liable to the FDIC in respect of any loss or reasonably anticipated loss incurred by the FDIC resulting from the default of, or FDIC assistance to, any commonly-controlled insured depository institution. The Bank and the Savings Bank are commonly controlled within the meaning of the FIRREA cross-guarantee provision.

Investment Limitation and the QTL Test.    Federally chartered savings banks such as the Savings Bank are subject to certain investment limitations. For example, federal savings banks are not permitted to make consumer loans, such as certain open-end or closed-end loans for personal, family or household purposes, excluding credit card loans, in excess of 35% of the savings bank’s assets. Federal savings banks are also required to meet the QTL Test, which generally requires a savings bank to maintain at least 65% “portfolio assets” (total assets less (i) specified liquid assets up to 20% of total assets, (ii) intangibles, including goodwill and (iii) property used to conduct business in certain “qualified thrift investments” (residential mortgages and related investments, including certain mortgage-backed and mortgage-related investments, small business-related securities, certain state and federal housing investments, education loans and credit card loans)) on a monthly basis in nine out of every 12 months. Failure to qualify under the QTL Test could subject the Savings Bank to substantial restrictions on its activities, including the activity restrictions that apply generally to bank holding companies and their affiliates and potential loss of grandfathered rights under the Act. As of March 31, 2002, 80.21% of the Savings Bank’s portfolio assets were held in qualified thrift investments, and the Savings Bank was in compliance with the QTL Test.

Subprime Lending Guidelines.    On January 31, 2001, the federal banking agencies, including the FRB and the OTS, issued “Expanded Guidance for Subprime Lending Programs,” or the Guidelines. The Guidelines, while not constituting a formal regulation, provide guidance to the federal bank examiners regarding the adequacy of capital and loan loss reserves held by insured depository institutions engaged in subprime lending. Because Capital One’s business strategy is to provide credit card products and other consumer loans to a wide range of consumers, the Bank treats a portion of its loan assets as “subprime” under the Guidelines and sets its capital and loan loss reserves against such assets accordingly. As described above, at March 31, 2002, the Bank and the Savings Bank each met the requirements for a “well-capitalized” institution. However, federal examiners have wide discretion as to how to apply the Guidelines and there can be no assurances that the Bank or the Savings Bank may not be required to hold additional regulatory capital against such assets.

Regulation of Lending Activities.    The activities of the Bank and the Savings Bank as consumer lenders also are subject to regulation under various federal laws, including the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Community Reinvestment Act and the Soldiers’ and Sailors’ Civil Relief Act, as well as under various state laws. Depending on the underlying issue and applicable law, regulators are often authorized to impose penalties for violations of these statutes and, in some cases, to order the Bank and the Savings Bank to compensate injured borrowers. Borrowers may also have a private right of action to bring actions for some violations. Federal bankruptcy and state sales finance laws (in the area of Capital One’s automobile financing business) and state debtor relief and collection laws also affect the ability of the Bank and the Savings Bank to collect outstanding balances owed by borrowers.

Privacy.    The Act requires a financial institution to disclose its privacy policy to customers and consumers, and requires that such customers and consumers be given a choice (through an opt-out notice) to forbid the sharing of non-public personal information about them with non-affiliated third persons. The financial subsidiaries of Capital One have a written Privacy Notice posted on its Web site which is delivered to each of its customers when the customer relationships begin, and annually thereafter, in compliance with the Act. Under that Privacy Notice, the financial subsidiaries of Capital One protect the security of information about their customers, educate their employees about the importance of protecting customer privacy, and allow their customers to remove their names from the solicitation lists they use and share with others. The financial subsidiaries of Capital One require business partners with whom they share such information to abide by the redisclosure and reuse provisions of the Act. The financial subsidiaries of Capital One have developed and implemented programs to fulfill the expressed requests of customers and consumers to opt out of information sharing subject to the Act. With respect to Capital One’s newly acquired subsidiary, PeopleFirst, Inc., Capital One is in the process of migrating PeopleFirst’s privacy policy to be in accordance with the Privacy Policy of Capital One’s financial subsidiaries. If the federal or state regulators of the financial subsidiaries of Capital One establish further guidelines for addressing customer privacy issues, the financial subsidiaries of Capital One may need to amend their privacy policies and adapt their internal procedures.

In addition to adopting federal requirements regarding privacy, the Act also permits individual states to enact stricter laws relating to the use of customer information. Vermont has done so by regulation, and many states, notably California, are expected to consider such proposals which may impose additional requirements or restrictions on Capital One, the Bank and the Savings Bank.

Investment in Capital One, the Bank and the Savings Bank.    Certain acquisitions of Capital One’s, the Bank’s or the Savings Bank’s capital stock may be subject to regulatory approval or notice under federal or Virginia law. Investors are responsible for ensuring that they do not, directly or indirectly, acquire shares of Capital One’s capital stock in excess of the amount which can be acquired without regulatory approval.

The Bank and the Savings Bank are each “insured depository institutions” within the meaning of the Change in Bank Control Act. Because of this, federal law and regulations prohibit any person or company from acquiring control of Capital One without, in most cases, prior written approval of the FRB or the OTS, as applicable. Control is conclusively presumed if, among other things, a person or company acquires more than 25% of any class of Capital One’s voting stock. A rebuttable presumption of control arises if a person or company acquires more than 10% of any class of voting stock and is subject to any of a number of specified “control factors” as set forth in the applicable regulations.

Although the Bank is not a “bank” within the meaning of Virginia’s reciprocal interstate banking legislation (Chapter 15 of Title 6.1 of the Code of Virginia), it is a “bank” within the meaning of Chapter 13 of Title 6.1 of the Code of Virginia governing the acquisition of interests in Virginia financial institutions, or the Financial Institution Holding Company Act. The Financial Institution Holding Company Act prohibits any person or entity from acquiring or making any public offer to acquire control of a Virginia financial institution or its holding company without making application to and receiving prior approval from the Bureau of Financial Institutions.

International Regulation.    The Bank also faces regulation in certain foreign jurisdictions where it currently, and may in the future, operate. Those regulations may be similar to or substantially different from the regulatory requirements the Bank faces in the United States. In the United Kingdom, the Bank operates through the UK Bank, which was established in 2000. The UK Bank is regulated by the Financial Services Authority, or the FSA, and licensed by the Office of Fair Trading, or the OFT. The UK Bank is an “authorized deposit taker” and thus is able to take consumer deposits in the UK. The UK Bank has also been granted a full license by the OFT to issue consumer credit under the UK’s Consumer Credit Act - 1974. The FSA requires the UK Bank to maintain certain capital ratios at all times. In addition, the UK Bank is limited by the UK Companies Act - 1985 in its distribution of dividends to the Bank in that such dividends may only be paid out of the UK Bank’s “distributable profits.”

In Canada, the Bank operates principally through a recently established branch of the Bank, or the Canadian Branch, which, like the Bank is engaged solely in the issuance of credit cards. Capital One’s installment loan business in Canada is conducted through a separately incorporated finance company subsidiary of Capital One.

The Canadian Branch is considered a federally regulated financial institution under the Canadian Bank Act, and is authorized and supervised by the Canadian Office of the Superintendent of Financial Institutions.

In France, the Bank operates through a branch of the UK Bank that was established under the European Union’s passport authority. This branch issues credit cards and installment loans.

Interstate Taxation.    Several states have passed legislation which attempts to tax the income from interstate financial activities, including credit cards, derived from accounts held by local state residents. Based on the volume of Capital One’s business in these states and the nature of the legislation passed to date, we currently believe that this development will not materially affect Capital One’s financial condition. The states may also consider legislation to tax income derived from transactions conducted through the Internet. The Bank and the Savings Bank currently solicit accounts and take account information via the Internet. It is unclear at this time, however, whether and in what form any such legislation will be adopted, or if adopted, what its impact on the Bank and the Savings Bank would be.

Legislation.    Legislation has been introduced requiring additional disclosures for credit cards and other types of consumer lending. Such legislation could place additional restrictions on the practices of credit card issuers and consumer lenders generally. Additional proposals have been made to change existing federal bankruptcy laws, to expand the privacy protections afforded to customers of financial institutions, and to reform the federal deposit insurance system. It is unclear at this time whether and in what form any legislation will be adopted or, if adopted, what its impact on the Bank, the Savings Bank or Capital One would be. Congress or individual states may in the future consider other legislation that would materially affect the banking or credit card industries.

USE OF PROCEEDS

Except as otherwise described in the applicable prospectus supplement, we intend to use the net proceeds from the sale of our debt securities, equity securities, stock purchase contracts and equity units for general corporate purposes in the ordinary course of our business, including the reduction of short–term debt, possible acquisitions, investments in, or extensions of credit to, our subsidiaries and investments in securities.

We may temporarily invest any funds not required immediately for purposes described above in short-term marketable securities. Based upon our historical and anticipated future growth and our financial needs, we may engage in additional financings (in addition to our funding activities in the ordinary course of business) of a character and amount to be determined as the need arises. For current information, look at our current filings with the SEC. See “Where You Can Find More Information.”

FINANCIAL RATIOS

Capital One’s consolidated ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividend requirements are as follows:

	Six Months Ended June 30,		Years Ended December 31,
	2002	2001	2001	2000	1999	1998	1997
Earnings to Fixed Charges:
Including Interest on Deposits	1.92	1.84	1.87	1.91	2.05	2.02	1.87
Excluding Interest on Deposits	3.03	2.80	2.88	2.48	2.39	2.21	1.99

Earnings to Combined Fixed Charges and Preferred Stock Dividends:
Including Interest on Deposits	1.92	1.84	1.87	1.91	2.05	2.02	1.87
Excluding Interest on Deposits	3.03	2.80	2.88	2.48	2.39	2.21	1.99

The ratio of earnings to fixed charges is computed by dividing income before income taxes and fixed charges less interest capitalized during such period, net of amortization of previously capitalized interest, by fixed charges. The ratio of earnings to combined fixed charges and preferred stock dividends is computed by dividing income before income taxes and fixed charges less interest capitalized during such period, net of amortization of previously capitalized interest, by fixed charges and preferred stock dividend requirements. Fixed charges consist of interest, expensed or capitalized, on borrowings (including or excluding deposits, as applicable), and the portion of rental expense which is deemed representative.

DESCRIPTION OF DEBT SECURITIES

Capital One may from time to time issue and sell debt securities which will be Capital One’s direct unsecured general obligations. These debt securities are described below and will be senior debt securities or subordinated debt securities and any senior or subordinated debt securities that may be part of an equity unit, all of which are called debt securities. The senior debt securities and the subordinated debt securities will be issued under one or more separate indentures between Capital One and BNY Midwest Trust Company (as successor to Harris Trust and Savings Bank), as trustee, or another indenture trustee named in the applicable prospectus supplement. Senior debt securities will be issued under a senior indenture and subordinated debt securities will be issued under a subordinated indenture, and in some cases pursuant to a supplemental indenture thereto. Together, the senior indenture and the subordinated indenture are called the indentures, and the senior indenture trustee and the subordinated indenture trustee are called the indenture trustees.

We have summarized selected provisions of the indentures below. The summary is not complete. A copy of the senior indenture and the form of subordinated indenture have been incorporated by reference as exhibits to the registration statement of which this prospectus is a part and have been qualified as indentures under the Trust Indenture Act. You should read the indentures for provisions that may be important to you. You should also consider applicable provisions of the Trust Indenture Act. In the summary below, we have included references to section numbers so that you can easily locate these provisions. The particular terms of any debt securities Capital One offers will be described in the related prospectus supplement, along with any applicable modifications of or additions to the general terms of the debt securities described below and in the indentures. For a description of the terms of any series of debt securities, you should also review both the prospectus supplement relating to that series and the description of the debt securities set forth in this prospectus before making an investment decision. Capitalized terms used in the summary have the meanings specified in the applicable indenture.

As of the date of this prospectus, Capital One has issued the following notes under the senior indenture:

•	notes with a maturity date of 2003, an aggregate principal amount of $125,000,000 and an interest rate of 7 1/4%;

•	notes with a maturity date of 2006, an aggregate principal amount of $225,000,000 and an interest rate of 7 1/4%;

•	notes with a maturity date of 2008, an aggregate principal amount of $200,000,000 and an interest rate of 7 1/8%;

•	notes with a maturity date of 2007, an aggregate principal amount of $300,000,000 and an interest rate of 8 3/4%; and

•	convertible notes with a maturity date of 2007, an aggregate principal amount of $747,500,000 and an interest rate of 6.25%.

As of the date of this prospectus, Capital One has not issued any series of debt securities under the subordinated indenture.

General

The debt securities will be Capital One’s direct unsecured obligations. The indentures do not significantly limit Capital One’s operations. In particular, they do not:

•	limit the amount of debt securities that Capital One can issue under the indentures;

•	limit the number of series of debt securities that Capital One can issue from time to time;

•	limit or otherwise restrict the total amount of debt that Capital One or its subsidiaries may incur or the amount of other securities that Capital One may issue;

•	require Capital One or an acquiror to repurchase debt securities in the event of a “change in control”; or

•	contain any covenant or other provision that is specifically intended to afford any holder of the debt securities any protection in the event of highly leveraged transactions or similar transactions involving Capital One or its subsidiaries.

The senior debt securities will rank equally with all of Capital One’s other unsecured unsubordinated indebtedness. The subordinated debt securities will have a junior position to all of Capital One’s senior indebtedness.

Because Capital One is a holding company, dividends and fees from its subsidiaries are Capital One’s principal source of revenues from which to repay the debt securities. Capital One’s subsidiaries engaged in the banking or credit card business can only pay dividends if they are in compliance with applicable United States federal and state regulatory requirements. Capital One’s right to participate in any asset distribution of any of its subsidiaries, on liquidation, reorganization or otherwise, will rank junior to the rights of all creditors of that subsidiary (except to the extent that Capital One may itself be an unsubordinated creditor of that subsidiary). The rights of holders of debt securities to benefit from those distributions will also be junior to prior claims of the creditors of Capital One’s subsidiaries. Consequently, the debt securities will be effectively subordinated to all liabilities of Capital One’s subsidiaries.

Because Capital One is a holding company, its right to participate as a stockholder in any distribution of assets of any subsidiary, including the Bank and the Savings Bank, upon its liquidation, reorganization or winding-up, and thus the ability of holders of the debt securities to benefit, as creditors of Capital One, from the distribution, is subject to the prior claims of creditors of the subsidiary. The Bank and the Savings Bank are subject to claims by creditors for long-term and short-term debt obligations, including deposit liabilities, obligations for federal funds purchased and securities sold under repurchase agreements. There are also various legal limitations on the extent to which they may pay dividends or otherwise supply funds to Capital One or its affiliates. See “Capital One Financial Corporation—Supervision, Regulation and Other Matters—Dividends and Transfers of Funds.”

Terms

A prospectus supplement relating to the offering of any series of debt securities will include specific terms relating to the offering. These terms will include some or all of the following:

•	the title and type of the offered debt securities;

•	any limit upon the aggregate principal amount of the offered debt securities;

•	the date or dates (including the maturity date) on which the principal will be payable and any provisions relating to extending or shortening the date on which the principal and premium, if any, of the debt securities of the series is payable; the interest rate, or method of calculating the interest rate, the date or dates from which interest will accrue and the interest payment dates; the manner of paying principal of and interest on the debt securities; and the place or places where principal, premium and interest will be payable;

•	the detailed terms and provisions of any optional or mandatory redemption provision;

•	any limit upon the currency of the offered debt securities;

•	any changes to the covenants or additional events of default or covenants;

•	any sinking fund or other provisions that would obligate Capital One to repurchase or otherwise redeem the debt securities;

•	whether the debt securities will be convertible into or exchangeable for Capital One’s common stock or other securities or property and, if so, the terms of the conversion or exchange;

•	the percentage of the principal amount (expressed as a percentage of the aggregate principal amount) or price at which the debt securities will be issued and, if an index, formula or other method is used, the method for determining amounts of principal or interest;

•	whether and upon what terms debt securities may be defeased (which means that Capital One would be discharged from its obligations by depositing sufficient cash or government securities to pay the principal, interest, any premiums and other sums due to the stated maturity date or a redemption date of the debt securities of the series); and

•	any other terms not inconsistent with the provisions of the indentures, including any covenants or other terms that may be required or advisable under United States or other applicable laws or regulations, or advisable in connection with the marketing of the debt securities. (Section 301)

Form of the Debt Securities

The indentures provide that Capital One may issue senior and subordinated debt securities, respectively, in registered form, in bearer form or in both registered and bearer form. Unless otherwise indicated in the applicable prospectus supplement, each series of senior and subordinated debt securities will be issued in registered form only, without coupons. Holders of “registered form” securities do not receive a physical certificate but instead are listed on the applicable indenture trustee’s register for the applicable debt securities. (Section 305)

The senior and subordinated debt securities may also be issued as original issue discount debt securities. “Original issue discount debt securities” are securities sold by Capital One for substantially less than their stated principal amount. Federal income tax consequences and other special considerations applicable to any original issue discount debt securities will be described in the applicable prospectus supplement. (Section 101)

Unless otherwise indicated in the applicable prospectus supplement, Capital One will issue senior and subordinated debt securities in registered form, without coupons, in denominations of $1,000 or any whole number multiple of $1,000. Capital One will issue senior and subordinated debt securities in bearer form in denominations of $5,000 or any whole number of $5,000. (Section 302) There will be no service charge for any transfer, exchange or conversion of senior and subordinated debt securities, but Capital One or the applicable indenture trustee may require the holder to pay any tax or other governmental charge payable upon a transfer, exchange or conversion.

If Capital One issues the debt securities in bearer form, the debt securities will have interest coupons attached, unless issued as original issue discount debt securities. “Bearer form” securities are payable to whomever physically holds them from time to time. Debt securities in bearer form will not be offered, sold, resold or delivered in connection with their original issuance in the United States or to any United States person other than through offices of certain United States financial institutions located outside the United States. Purchasers of debt securities in bearer form will be subject to certification procedures and may be affected by United States tax law limitations. These procedures and limitations will be described in the applicable prospectus supplement.

Registration, Transfer, Payment and Paying Agent

Unless otherwise described in the applicable prospectus supplement, payments on the debt securities will be made at Capital One’s office or agency maintained for that purpose. We have appointed an agency in New York, New York to make payments on the debt securities; however, we may change our agent from time to time. (Section 1002) Any transfer of the debt securities will be registerable at the same place. In addition, we may choose to pay interest by check mailed to the address in the security register of the person in whose name the debt security is registered at the close of business on the regular record date. (Sections 305 and 307)

Unless otherwise indicated in the applicable prospectus supplement, payments of principal, premium, if any, and interest on debt securities in bearer form will be made at the office outside the United States specified in the applicable prospectus supplement and as we may designate from time to time. Payment can also be made by check or by transfer to an account maintained by the payee with a bank located outside the United States. Unless otherwise indicated in the applicable prospectus supplement, payment on debt securities in bearer form will be made only if the holder surrenders the coupon relating to the interest payment date. We will not make any payments on any debt security in bearer form at any office or agency in the United States, by check mailed to any address in the United States or by transfer to any account maintained with a bank located in the United States, (Section 1002)

Global Debt Securities

The debt securities of a series may be issued in whole or in part in global form, which means that Capital One will deposit with the depositary identified in the applicable prospectus supplement one or more certificates representing the entire series. Global debt securities may be issued in either registered or bearer form and in either temporary or permanent form. Unless it is exchanged in whole or in part for debt securities in definitive form, a global certificate may generally be transferred only as a whole unless it is being transferred to a nominee of the depositary. (Section 305)

The applicable prospectus supplement will describe the specific terms of the depositary agreement governing a series of global senior or subordinated debt securities and any limitations and restrictions relating to a series of global senior or subordinated debt securities. (Section 305)

Covenants

Under the indentures, we agree to the following:

•	Except as permitted under “—Consolidation, Merger and Sales of Assets,” we will preserve and keep in full force and effect our corporate existence and the corporate existence of each of our significant subsidiaries, as defined below. We will also preserve and keep in full force and effect our and our significant subsidiaries’ charter rights, statutory rights and franchises. Neither Capital One nor any significant subsidiary will be required to preserve these rights or franchises if Capital One or the significant subsidiary determines it is no longer desirable and that the loss is not disadvantageous in any material respect to the holder. (Section 1007)

•	Each of the indentures contains a covenant by us limiting our ability to dispose of the voting stock of a significant subsidiary. A “significant subsidiary” is any of our subsidiaries that constitutes 20% or more of our consolidated assets. This covenant generally provides that, as long as any of the debt securities are outstanding, neither Capital One nor any of its significant subsidiaries will, other than through a securitization of assets:

•	issue stock or securities convertible into stock of a significant subsidiary unless Capital One will own at least 80% of the subsidiary’s voting stock after the issuance; or

•	consolidate with or merge into any other corporation, or convey, transfer or lease its property and assets substantially as an entity to any person other than Capital One or one of its subsidiaries, unless Capital One will own at least 80% of the surviving successor or other person. (Section 1005)

•	Neither Capital One nor its subsidiaries will pledge, encumber or grant a lien on a significant subsidiary’s voting stock to secure indebtedness for borrowed money, unless the debt securities are equally and ratably secured by this pledge, encumbrance or lien, and Capital One would continue to control the subsidiary if the pledge, encumbrance or lien is exercised. (Section 1006)

Subordination of Subordinated Debt Securities

Unless otherwise indicated in the applicable prospectus supplement, the following provisions will apply to subordinated debt securities. Section references are to sections of the subordinated indenture.

Subordinated debt securities will be subordinated in right of payment to all Senior Indebtedness, as defined below. Payments on subordinated debt securities will also be effectively subordinated if:

•	Capital One is involved in insolvency, bankruptcy or similar proceedings; or

•	Capital One fails to pay the principal of, premium, interest or some types of additional payments on or any sinking fund with respect to any Senior Indebtedness when due. (Section 1601)

Because of this subordination, some of Capital One’s creditors may receive more, ratably, than holders of subordinated debt securities if Capital One is insolvent.

After all payments have been made to the holders of Senior Indebtedness, any holders of subordinated debt securities will be subrogated to the rights of holders of Senior Indebtedness upon any distribution of assets in any proceedings out of the distributive shares of subordinated debt securities. (Sections 1601 and 1602)

“Senior Indebtedness” means the principal of and premium, if any, and interest, on, whether outstanding now or incurred later, (a) all indebtedness for money borrowed by Capital One, including indebtedness of others that Capital One guarantees, other than the subordinated debt securities and the junior subordinated debt securities and other indebtedness that is expressly stated as not senior, and (b) any amendments, renewals, extensions, modifications and refundings of any indebtedness, unless in either case the instrument evidencing the indebtedness provides that it is not senior in right of payment to the subordinated debt securities.

Consolidation, Merger and Sale of Assets

Each indenture generally permits a consolidation or merger between Capital One and another corporation. Each also permits the sale by Capital One of all or substantially all of its property or assets. These events do not require the consent of the holders of any outstanding debt securities if:

•	the successor or purchaser is a corporation organized under the laws of the United States of America, any state or the District of Columbia and expressly assumes Capital One’s obligations on the debt securities under each of the indentures;

•	immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, will have occurred and be continuing; and

•	Capital One has delivered to the applicable indenture trustee an officers’ certificate and an opinion of counsel stating compliance with these provisions. (Section 801)

The successor shall be substituted for Capital One as if it had been an original party to the indentures and the debt securities. Thereafter, the successor may exercise Capital One’s rights and powers under the indentures and the debt securities and all of Capital One’s obligations under those documents will terminate. (Section 802)

Exchange of Debt Securities

Registered debt securities may be exchanged for an equal principal amount of registered debt securities of the same series and date of maturity in authorized denominations requested by the holders upon surrender of the registered debt securities at an office or agency Capital One maintains for that purpose and upon fulfillment of all other requirements set forth in the indentures. (Section 305)

Conversion and Exchangeability

The holders of debt securities that are convertible into common stock or other securities will be entitled to convert the debt securities in some circumstances. The terms of any conversion will be described in the applicable prospectus supplement. (Section 1602)

The holders of debt securities may be obligated to exchange them for common stock or other securities of Capital One in some circumstances. The terms of any exchange will be described in the applicable prospectus supplement. (Section 305)

Events of Default

The indentures define an event of default for any series of senior or subordinated debt securities as any of the following events, unless otherwise provided in the applicable prospectus supplement:

•	failure to pay the interest or any additional amounts payable on any senior or subordinated debt securities when due and continuance of that default for 30 days (in the case of the subordinated indenture, whether or not payment is prohibited by the subordination provisions);

•	failure to pay the principal of or any premium on any senior or subordinated debt securities when due (in the case of the subordinated indenture, whether or not payment is prohibited by the subordination provisions);

•	failure to deposit any sinking fund payment when due (in the case of the subordinated indenture, whether or not payment is prohibited by the subordination provisions);

•	failure to perform any covenant or warranty in the applicable indenture, other than a covenant or warranty applicable only to another series of senior or subordinated debt securities, that continues for 60 days after Capital One is given written notice;

•	any event of default by Capital One, or any of its significant subsidiaries, under any mortgage, indenture or other instrument under which any indebtedness exceeding $10,000,000 becomes due and payable, if the acceleration is not rescinded or annulled within 30 days after written notice;

•	certain events of bankruptcy, insolvency or reorganization of Capital One or any of its significant subsidiaries; or

•	any other event of default included in any indenture or supplemental indenture. (Section 501)

If an event of default occurs with respect to any series of senior or subordinated debt securities, the applicable indenture trustee will give the holders of those debt securities notice of the default under the terms of the applicable indenture. (Section 501)

If an event of default with respect to any series of senior or subordinated debt securities occurs and continues, either the applicable indenture trustee or the holders of at least 25% of the aggregate principal amount of the outstanding senior or subordinated debt securities of that series may declare the principal amount or, if the senior or subordinated debt securities of that series are original issue discount debt securities, a specified portion of the principal amount of all the senior or subordinated debt securities of that series to be due and payable immediately. (Section 502)

Payment of the principal of subordinated debt securities may be accelerated only in the case of certain events of bankruptcy, insolvency or reorganization. Subordinated debt securities cannot be accelerated if Capital One defaults in its performance of any other covenant, including payment of principal or interest. Any time after a declaration of acceleration has been made, but before a judgment or decree based on acceleration has been obtained, the majority holders may, under certain circumstances, void the declaration. “Majority holders” are the holders of a majority of the aggregate principal amount of outstanding senior or subordinated debt securities of that series. (Section 502)

Other than its duties in the case of a default, the applicable indenture trustee is not obligated to exercise any of its rights or powers under any senior or subordinated indenture at the request or direction of any of the holders, unless those holders offer the applicable indenture trustee reasonable indemnity. (Section 601) If the holders provide this reasonable indemnification, the majority holders may direct the time, method and place of conducting any proceeding for any remedy available to the applicable indenture trustee, or exercising any trust or power conferred on the applicable indenture trustee, for the senior or subordinated debt securities of that series. (Section 512)

A holder does not have the right to institute a proceeding, appoint a receiver or a trustee, or commence any other remedy, unless:

•	the holder gives the applicable indenture trustee written notice of a continuing event of default;

•	the majority holders have made written request, and offered reasonable indemnity, to the applicable indenture trustee to institute the proceeding as trustee; and

•	the applicable indenture trustee has not received an inconsistent request from the majority holders and has failed to institute a proceeding within 60 days. (Section 507)

However, these limitations do not apply to a suit for the enforcement of payment or conversion rights instituted on or after the respective due dates of the senior and subordinated debt securities. (Section 508)

Waivers

The holders of at least 50% of the aggregate principal amount of the outstanding senior and subordinated debt securities of each series may, on behalf of all holders of that series, waive Capital One’s compliance with certain restrictive provisions of the applicable indenture. They may also waive any past default under the applicable indenture, except a default in the payment of principal, premium or interest or in the performance of certain covenants. (Sections 513 and 1008)

Amendments

Unless provided otherwise in the applicable prospectus supplement, Capital One and the applicable trustee may modify and amend an indenture with the consent of the holders of at least 66 2/3% in aggregate principal amount of the outstanding senior and subordinated debt securities of each series issued under the applicable indenture and affected by the modification or amendment. However, no modification or amendment may, without the consent of each holder of debt securities affected by the modification or amendment:

•	change the stated maturity of any debt security;

•	reduce the principal amount of, or the premium, if any, or, except as otherwise provided in the applicable prospectus supplement, interest on, any debt security, including, in the case of an original issue discount senior or subordinated debt security, the amount payable upon acceleration of the maturity of that debt security;

•	in the case of the subordinated indenture, modify the subordination provisions in a manner adverse to the holders of those debt securities;

•	reduce the percentage in principal amount of outstanding debt securities of any series; or

•	adversely affect the right of any holder of convertible debt securities or exchangeable senior or subordinated debt securities to convert or exchange. (Section 902)

Except as otherwise provided in the applicable prospectus supplement, Capital One and the applicable indenture trustee may modify and amend an indenture without the consent of any holder for any of the following purposes:

•	to evidence the succession of another person to Capital One;

•	to add to the covenants of Capital One for the benefit of the holders of all or any series of debt securities;

•	to add events of default;

•	to add or change any provisions of the applicable indenture to facilitate the issuance of bearer debt securities;

•	to change the conditions, limitations and restrictions on the authorized amount, terms or purposes of issue, authentication and delivery of debt securities;

•	to establish the form or terms of debt securities of any series and any related coupons;

•	to evidence and provide for the acceptance of appointment by a successor trustee;

•	to cure any ambiguity, defect or inconsistency in the applicable indenture, provided the action does not materially adversely affect the interests of the holders of any debt securities or related coupons;

•	to supplement any of the provisions of the applicable indenture if necessary to permit or facilitate the defeasance and discharge of any series of debt securities, as long as the action does not materially adversely affect the interests of the holders of any debt securities or related coupons;

•	to secure the debt securities; and

•	to amend or supplement any provision of the applicable indenture or any supplemental indenture, provided that the amendment or supplement does not materially adversely affect the interests of the holders of outstanding debt securities. (Section 901)

Legal Defeasance and Covenant Defeasance

If the applicable prospectus supplement provides for defeasance, Capital One may elect to pay and discharge its obligations on the applicable debt securities if:

•	no event of default has occurred and is continuing, or would occur upon the giving of notice or lapse of time at the time of the satisfaction and discharge;

•	Capital One deposits with the applicable indenture trustee sufficient cash or government securities to pay all the principal, any premium and any other sums due through the stated maturity or redemption date of the applicable debt securities of the series;

•	Capital One pays all other sums due with respect to the outstanding debt securities of the series;

•	Capital One delivers an opinion of counsel to the effect that the holders will have no federal income tax consequences as a result of the deposit or defeasance; and

•	Capital One delivers a certificate of its independent public accountants as required by the applicable indenture. (Section 402)

If this happens, the holders of the applicable debt securities of the series will not be entitled to the benefits of the applicable indenture, except for the registration of transfer or exchange of applicable debt securities and the replacement of stolen, lost or mutilated debt securities. (Section 306)

Determining the Outstanding Debt Securities

Capital One will consider the following factors in determining whether the holders of the requisite principal amount of outstanding debt securities have given the proper notice under the applicable indenture:

•	the portion of the principal amount of an original issue discount debt security that will be deemed to be outstanding will be the portion of the principal amount that would be declared to be due and payable on that date;

•	the principal amount of any indexed security will be the principal face amount of the indexed security determined on the date of its original issuance;

•	the principal amount of any debt security denominated in one or more foreign currency units shall be the U.S. dollar equivalent based on the applicable exchange rate or rates at the time of sale; and

•	any debt security owned by Capital One or any other obligor, or any of their affiliates, will be treated as not outstanding. (Section 101)

Governing Law

The indentures will be governed by, and construed in accordance with, the laws of the State of New York.

Regarding the Indenture Trustees

In the normal course of business, Capital One and its subsidiaries conduct banking transactions with the indenture trustees, and the indenture trustees conduct banking transactions with Capital One and its subsidiaries.

DESCRIPTION OF PREFERRED STOCK

The following description summarizes the general terms and provisions of Capital One’s authorized preferred stock. If Capital One offers preferred stock, it will describe the specific designations and rights of this stock in a prospectus supplement and will file the description with the SEC. Terms which could be included in a prospectus supplement include:

•	the designation of the preferred stock and the number of shares offered;

•	the amount of liquidation preference per share;

•	the price at which the preferred stock will be issued;

•	the dividend rate, or its method of calculation, and the dates on which dividends will be payable;

•	whether the dividends will be cumulative or non-cumulative, and, if cumulative, the dates from which dividends will commence to cumulate;

•	any redemption or sinking fund provisions of the preferred stock;

•	whether Capital One has elected to offer depositary shares, as described below;

•	the terms and conditions, if any, upon which the preferred stock will be convertible into common stock or other securities; and

•	any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of the preferred stock.

Preferred stock will have the dividend, liquidation, and voting rights described below, unless otherwise provided in the applicable prospectus supplement. You should read the prospectus supplement relating to any series of preferred stock for the series’ specific terms.

General

Capital One’s Restated Certificate of Incorporation authorizes its Board of Directors, or the Board, to issue one or more series of preferred stock, par value $.01 per share, without the approval of Capital One’s stockholders. The Board can also determine the terms, including preferences, conversion and other rights, voting power, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption, of any preferred stock. Currently, 50,000,000 shares are classified as preferred stock under Capital One’s Restated Certificate of Incorporation and no shares of preferred stock are outstanding. Capital One has designated 1,000,000 shares of the preferred stock as cumulative participating junior preferred stock, which may be issued upon the exercise and conversion of certain “Rights,” as defined below, which are attached to each share of its common stock. Before issuing a series of preferred stock, the Board will adopt resolutions creating and designating the series of preferred stock.

The preferred stock will, when issued, be fully paid and non-assessable and have no preemptive rights. Unless otherwise specified in a prospectus supplement, each series of the preferred stock will rank equally as to dividends and liquidation rights in all respects with each other series of the preferred stock. You should read the applicable prospectus supplement relating to any series of preferred stock for that series’ specific terms.

Dividend Rights

Holders of preferred stock will receive, when, as and if declared by the Board, dividends at rates and on the dates described in the applicable prospectus supplement. Each dividend will be payable to the holders of record as they appear on the stock record books of Capital One or, if applicable, the records of the depositary referred to under “—Depositary Shares,” on the record dates fixed by the Board or its committee. Dividends on any series of preferred stock may be cumulative or non-cumulative. Capital One’s ability to pay dividends on the preferred stock depends on the ability of the Bank and the Savings Bank to pay dividends to Capital One. The ability of Capital One, the Bank and the Savings Bank to pay dividends in the future is subject to bank regulatory requirements and capital guidelines and policies established by the FRB. See “Capital One Financial Corporation—Supervision, Regulation and Other Matters.”

Capital One will not declare or pay or set apart funds for the payment of dividends on any securities which rank equally with the preferred stock unless Capital One has paid or set apart funds for the payment of dividends on the preferred stock. If full dividends are not paid, the preferred stock will share dividends pro rata with any equally ranked securities.

Voting Rights

Unless indicated in the applicable prospectus supplement relating to a particular series of preferred stock or expressly required by law, the holders of the preferred stock will not have any voting rights.

Rights upon Liquidation

If Capital One liquidates, dissolves or winds up its affairs, either voluntarily or involuntarily, the holders of each series of preferred stock will be entitled to receive liquidating distributions. These will be in the amounts set forth in the applicable prospectus supplement, plus accrued and unpaid dividends and, if the series of the preferred stock is cumulative, accrued and unpaid dividends for all prior dividend periods. If Capital One does not pay in full all amounts payable on any series of preferred stock, the holders of the preferred stock will share proportionately with any equally ranked securities in any distribution of Capital One’s assets. After the holders of any series of preferred stock are paid in full, they will not have any further claim to any of Capital One’s remaining assets.

Because Capital One is a holding company, the rights of its stockholders to participate in the assets of any subsidiary, including the Bank, upon the subsidiary’s liquidation or recapitalization may be subject to the prior claims of the subsidiary’s creditors, except to the extent that Capital One may itself be a creditor with recognized claims against the subsidiary.

Redemption

A series of preferred stock may be redeemable, in whole or in part, at the option of Capital One or the holder of the stock, and may be subject to mandatory redemption pursuant to a sinking fund, under the terms included in any applicable prospectus supplement.

In the event of partial redemptions of preferred stock, the Board or its committee will determine the method for selecting the shares to be redeemed, which may be by lot or pro rata or by any other method the Board or its committee determines to be equitable.

On and after a redemption date, unless Capital One defaults in the payment of the redemption price, dividends will cease to accrue on shares of preferred stock which were called for redemption. In addition, all rights of holders of the preferred shares will terminate except for the right to receive the redemption price.

Conversion

The applicable prospectus supplement for any series of preferred stock will state the terms and conditions, if any, on which shares of that series are convertible into Capital One’s common stock or other securities, including:

•	the number of shares of common stock or other securities into which the shares of preferred stock are convertible;

•	the conversion price or manner of calculation;

•	the conversion period;

•	provisions as to whether conversion will be at the option of the holders of the preferred stock or Capital One, if applicable;

•	any events requiring an adjustment of the conversion price; and

•	provisions affecting conversion in the event of the redemption of the series of preferred stock.

Depositary Shares

Capital One may, at its option, elect to offer fractional shares of preferred stock, or “depositary shares,” rather than full shares of preferred stock. In that event, Capital One will issue receipts for depositary shares, each of which will represent a fraction of a share of a particular series of preferred stock as described in the applicable prospectus supplement.

The shares of any series of preferred stock represented by depositary shares will be deposited under a deposit agreement between Capital One and the depositary named in the applicable prospectus supplement. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion, to all the rights and preferences of the preferred stock, including dividend, voting, redemption, subscription and liquidation rights. The terms of any depositary shares will be set forth in the applicable prospectus supplement and the provisions of the deposit agreement, which will be filed with the SEC.

DESCRIPTION OF COMMON STOCK

Capital One is authorized to issue 1,000,000,000 shares of common stock, par value $.01 per share. As of June 30, 2002, 222,219,322 shares were issued and outstanding. The common stock is traded on the New York Stock Exchange under the symbol “COF.” All outstanding shares of common stock are and will be fully paid and non-assessable.

The following summary is not complete and you should refer to the applicable provisions of the Delaware General Corporation Law and Capital One’s Restated Certificate of Incorporation and Bylaws for additional information. See “Where You Can Find More Information.”

Voting and Other Rights

Each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. A majority vote is required for all actions to be taken by stockholders, except that directors are elected by a plurality of the votes cast. Stockholders do not have cumulative voting rights in the election of directors, which means that the holders of more than 50% of the shares voting in an election of directors can elect all of the directors. Shares of common stock also do not have any preemptive, subscription, redemption, sinking fund or conversion rights.

Distribution

Common stock dividends are subject to preferences, if any, on any outstanding shares of preferred stock. Dividends must be declared by the Board out of legally available funds. If Capital One liquidates, dissolves or winds up its affairs, common stockholders are entitled to share proportionately in the assets available for distribution to holders of common stock.

Anti-Takeover Legislation

Capital One is a Delaware corporation and is governed by Section 203 of the Delaware General Corporation Law. This provision generally states that, subject to some exceptions, a corporation cannot engage in any business combination with any “interested stockholder” for three years after the time that the stockholder became an interested stockholder unless the corporation’s stockholders approve the business combination. Delaware law defines an interested stockholder to include any person, and its affiliates and associates, that owns 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years prior to the relevant date.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to enter into some business combinations and transactions with a corporation for a three-year period. Although stockholders may elect to exclude a corporation from Section 203’s restrictions, Capital One’s Restated Certificate of Incorporation and Bylaws do not exclude Capital One from Section 203’s restrictions. The provisions of Section 203 may encourage companies interested in acquiring Capital One to negotiate in advance with the Board, since Section 203 permits the Board, without stockholder approval, to approve a business combination with an interested stockholder or the transaction which causes a person to become an interested stockholder. Business combinations are discussed more fully below.

Capital One’s Certificate of Incorporation and Bylaw Provisions

Certain provisions in Capital One’s Restated Certificate of Incorporation and Bylaws could make more difficult or discourage a tender offer, proxy contest or other takeover attempt that is opposed by the Board but which might be favored by the stockholders. The Restated Certificate of Incorporation and Bylaws are filed as exhibits to the registration statement, and certain provisions are summarized below.

Classified Board of Directors.    Capital One’s Board, other than directors elected by any series of preferred stock, is divided into three classes of directors, with the classes to be as nearly equal in number as possible. The class of directors elected at each annual meeting is elected for a three-year term. Some practical effects of these classification provisions are the following:

•	It will take at least two annual meetings of stockholders, instead of one, to elect a majority of the Board. This delay ensures that Capital One’s directors, if confronted by a stockholder attempting to force a proxy contest, a tender or exchange offer, or an extraordinary corporate transaction, would have sufficient time to review the proposal and any available alternatives before they act in what they believe to be the best interests of the stockholders. However, even if a change in the composition of the Board would be beneficial to Capital One and its stockholders, it will take at least two annual meetings of stockholders to make this change.

•	A classified Board may discourage third-party proxy contests, tender offers or attempts to obtain control of Capital One. This will happen even if an attempt might be beneficial to Capital One and its stockholders. Therefore, there is an increased likelihood that incumbent directors will retain their positions.

•	A classified Board discourages accumulations of large blocks of Capital One’s stock by purchasers whose objective is to take control of the Board. This could reduce the likelihood of fluctuations in the market price of the common stock that might result from accumulations of large blocks of stock. Stockholders therefore might not have opportunities to sell their shares of common stock at the higher market price that an accumulation of stock could create.

Number of Directors; Removal; Filling Vacancies.    Generally speaking, Capital One’s Board must consist of between three and seventeen directors and vacancies will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum remains in office. Therefore, unless the Bylaws are amended, the Board could prevent any stockholder from enlarging the Board of Directors and filling the new directorships with the stockholder’s own nominees.

Under Delaware law, unless otherwise provided in the certificate of incorporation, directors serving on a classified board may only be removed by the stockholders for cause. Capital One’s Restated Certificate of Incorporation and Bylaws provide that, subject to the rights of holders of preferred stock to elect directors under specified circumstances, directors may be removed only for cause and only upon the affirmative vote of holders of at least 80% of the voting power of all of the then outstanding shares of stock entitled to vote generally in the election of directors.

No Stockholder Action by Written Consent; Special Meetings.    Subject to the rights of any holders of preferred stock to elect additional directors under specified circumstances, stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent. Under circumstances described in the Bylaws, special meetings of stockholders can be called by the Chairman of the Board or by the Board. Stockholders are not permitted to call a special meeting or to require that the Board call a special meeting. Moreover, any special meeting of stockholders is limited to the business in the notice of the special meeting sent to the stockholders before the meeting.

The provisions prohibiting stockholder action by written consent and prohibiting stockholders from calling a special meeting could delay consideration of a stockholder proposal until Capital One’s next annual meeting. This would prevent the holders of Capital One’s stock from unilaterally using the written consent procedure to take stockholder action. Moreover, a stockholder cannot force stockholder consideration of a proposal over the opposition of the Chairman and the Board by calling a special meeting of stockholders.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals.    Only people who are nominated by, or at the direction of, the Board, or by a stockholder who has given proper written notice prior to a meeting at which directors are to be elected, will be eligible for election as directors. Business conducted at an annual meeting is limited to the business brought before the meeting by, or at the direction of, the Chairman, the Board or a stockholder who has given proper notice. A stockholder’s notice to Capital One proposing to nominate a person for election as a director must also contain certain information described in the Bylaws. You should refer to Capital One’s Bylaws for more information, including the process and timing requirements for a stockholder notice.

Some of the effects of the provisions described above and in the Bylaws include:

•	the Board will have a longer period to consider the qualifications of the proposed nominees and, if deemed necessary or desirable, to inform stockholders about the qualifications;

•	there will be an orderly procedure for conducting annual meetings of stockholders and informing stockholders, prior to the meetings, of any business proposed to be conducted at the meetings, including any Board recommendations; and

•	contests for the election of directors or the consideration of stockholder proposals will be precluded if the procedures are not followed. Third parties may therefore be discouraged from conducting a solicitation of proxies to elect their own slate of directors or to approve their own proposal.

Business Combinations.    Certain mergers, share exchanges or sales of Capital One’s assets with or to interested stockholders, as defined below, must be approved by the affirmative vote of the holders of at least 75% of the voting stock of Capital One, voting together as a single class. Capital One’s Restated Certificate of Incorporation requires this affirmative vote even if no vote is required, or a lesser percentage is specified, by law or any national securities exchange or otherwise. This affirmative vote is not required in two situations. First, it is not required if the business combination has been approved by a majority of uninterested, continuing directors. Second, it is not required if certain price and procedure requirements designed to ensure that Capital One’s stockholders receive a “fair price” for their common stock are satisfied. Capital One’s Restated Certificate of Incorporation defines an interested stockholder as any person, other than Capital One or any subsidiary of Capital One, who or which:

•	beneficially owns, directly or indirectly, 5% or more of the voting power of the outstanding voting stock;

•	is an affiliate of Capital One and at any time within the two-year period immediately prior to the date in question beneficially owned, directly or indirectly, 5% or more of the voting power of the then outstanding voting stock; or

•	owns any shares of voting stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by any interested stockholder, if the transfer of ownership occurred in the course of a non–public transaction or series of transactions.

Liability of Directors; Indemnification.    A director generally will not be personally liable for monetary damages to Capital One or its stockholders for breach of fiduciary duty as a director. A director may be held liable, however, for the following:

•	any breach of the director’s duty of loyalty to Capital One or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	paying a dividend or approving a stock repurchase in violation of Delaware law; or

•	any transaction from which the director derived an improper personal benefit.

Capital One indemnifies its officers and directors against lawsuits by third parties to the fullest extent of the law. Capital One may agree with any person to provide an indemnification greater than or different from the indemnification provided by the Restated Certificate of Incorporation.

Amendments.    The Restated Certificate of Incorporation and Bylaws generally may be amended by a majority vote of the stockholders, but some provisions, including some of the provisions discussed above, can only be amended by an 80% vote of the stockholders. This 80% approval requirement prevents a stockholder with only a majority of the common stock from circumventing the requirements of these provisions by simply amending or repealing them. The Restated Certificate of Incorporation further provides that the Bylaws may be amended by the Board.

Rights to Purchase Certain Preferred Shares

Each share of Capital One’s common stock includes an attached “Right.” The Right entitles a holder of common stock to purchase from Capital One one three-hundredth of a share of Capital One’s cumulative participating junior preferred stock, or the Junior Preferred Shares, at a price of $200 per one three-hundredth of a share, subject to adjustment. Capital One has initially authorized and reserved 1,000,000 Junior Preferred Shares for issuance upon exercise of the Rights. Because of the nature of the Junior Preferred Shares’ dividend and liquidation rights, the value of the one three-hundredth interest in a Junior Preferred Share that can be purchased on exercise of each Right should approximate the value of one share of common stock. Initially, the Rights are not exercisable and trade automatically with the common stock. The Rights generally become exercisable, however, and separate certificates representing the Rights will be distributed, if any person or group acquires 15% or more of Capital One’s outstanding common stock or a tender offer or exchange offer is announced for Capital One’s common stock. The Rights expire on November 29, 2005, unless earlier redeemed by Capital One at $0.01 per Right. Capital One may only redeem the Rights prior to the time that any person or group acquires 15% of the outstanding common stock. Until the Rights become exercisable, the Rights have no dilutive effect on earnings per share. Prior to exercise, a Right will not create any rights as a stockholder of Capital One.

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire Capital One on terms not approved by the Board, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board, since Capital One may redeem the Rights prior to the time that a person or group acquires 15% of the outstanding common stock.

Dividend Reinvestment Plan

In January 1996, Capital One implemented a dividend reinvestment and stock purchase plan. The plan, as amended, provides stockholders with the opportunity to purchase additional shares of Capital One’s common stock by reinvesting all or a portion of their dividends on shares of common stock. It also provides existing stockholders with the option to make cash investments monthly, subject to a minimum monthly limit of $50 and a maximum monthly limit of $10,000. Optional cash investments in excess of $10,000 may be made with Capital One’s permission at a discount which will be from 0% to 5%. Capital One uses proceeds from this plan for general corporate purposes. On July 25, 2002, Capital One filed with the SEC a new dividend reinvestment and stock purchase plan with terms substantially the same as contained in the prospectus dated January 16, 2002.

Transfer Agent

The transfer agent and registrar for the common stock is Equiserve Trust Company, N.A.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND EQUITY UNITS

The applicable prospectus supplement will describe the particular terms of the stock purchase contracts or equity units offered by that prospectus supplement. If Capital One issues any stock purchase contracts or equity units, it will file the form of stock purchase contract and equity unit as exhibits to the registration statement of which this prospectus forms a part and you should read these documents for provisions that may be important to you.

Capital One may issue stock purchase contracts, including contracts obligating holders to purchase from Capital One, and obligating Capital One to sell to the holders, a specified number of shares of Capital One common stock or other securities at a future date or dates. Capital One may fix the price and number of shares of common stock or other securities subject to the stock purchase contracts at the time Capital One issues the stock purchase contracts or it may provide that the price and number of securities will be determined pursuant to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and senior or subordinated debt securities or debt obligations of third parties, including U.S. treasury securities, that secure the obligations of the holders of the units to purchase the common stock or other securities under the stock purchase contracts. We refer to these units as equity units. The stock purchase contracts will require holders to secure their obligations under the stock purchase contracts in a specified manner. The stock purchase contracts also may require Capital One to make periodic payments to the holders of the equity units or vice versa, and those payments may be unsecured or refunded on some basis.

PLAN OF DISTRIBUTION

The securities may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. Each prospectus supplement will describe the method of distribution of the securities offered therein.

Capital One may sell the securities directly to purchasers from time to time. Alternatively, it may from time to time offer the securities to or though underwriters, broker/dealers or agents otherwise indicated in the prospectus supplement acting on a best efforts basis for the period of appointment, who may receive compensation in the form of underwriting discounts, concessions or commissions from Capital One or the purchasers of such securities for whom they may act as agents.

Each prospectus supplement will set forth the terms of the offering of the securities being offered thereby, including the name or names of any underwriters or agents with whom Capital One has entered into arrangements for the sale of the securities, the public offering or purchase price of those securities, the proceeds to Capital One from such sale, any underwriting discounts and other items constituting underwriters’ compensation, any discounts or concessions allowed or reallowed or paid to dealers, any commissions allowed or paid to agents, and the name of any securities exchange on which those securities may be listed. Only underwriters so named in the applicable prospectus supplement are deemed to be “underwriters” within the meaning of the Securities Act in connection with the securities offered thereby, and any profit on the sale of such securities and any discounts, commissions, concessions or other compensation received by those underwriters may be deemed to be underwriting discounts and commissions under the Securities Act.

The obligations of the underwriters to purchase those securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the securities of the series offered by Capital One and described in the applicable prospectus supplement if they purchase any of those securities. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Securities may also be offered and sold, if so indicated in the prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, by one or more firms, or remarketing firms, acting as principals for their own accounts or as agents for either Capital One. Any remarketing firm will be identified and the terms of its agreement, if any, with Capital One and its compensation will be described in the prospectus supplement. Remarketing firms may be deemed to be underwriters in connection with the securities remarketed thereby.

If indicated in the applicable prospectus supplement, Capital One may authorize underwriters or other persons acting as its agents to solicit offers by certain institutions to purchase securities from it pursuant to contracts providing for payment and delivery on a future date. Institutions with which these contracts may be made include: commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases these institutions must be approved by Capital

One. The obligations of any purchaser under any contract will be subject to the condition that the purchase of the offered securities will not at the time of delivery be prohibited under the laws of the purchaser’s jurisdiction. The underwriters and the other agents will not have any responsibility for the validity or performance of the contracts.

If any underwriter or any selling group member intends to engage in stabilizing, syndicate short covering transactions, penalty bids or any other transaction in connection with the offering of securities that may stabilize, maintain, or otherwise affect the price of those securities, such intention and a description of such transactions will be described in the prospectus supplement.

Underwriters and agents who participate in the distribution of the securities may be entitled under agreements with Capital One to indemnification by Capital One against certain civil liabilities, including liabilities under the Securities Act, or to contribution in connection with payments which the agents or underwriters may be required to make in respect thereof. Some of any agents and underwriters, including their associates, may be customers of, engage in transactions with, or perform services for, Capital One and its subsidiaries in the ordinary course of business.

Unless indicated in the applicable prospectus supplement, Capital One does not expect to list the securities on a securities exchange, except for the common stock, which is listed on the New York Stock Exchange. Capital One will not require underwriters or dealers to make a market in the securities. Capital One cannot predict the activity or liquidity of any trading in the securities.

CERTAIN LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, certain legal matters in connection with the securities will be passed upon by John G. Finneran, Jr., Capital One’s Executive Vice President, General Counsel and Corporate Secretary. As of May 31, 2002, Mr. Finneran owned 27,051 shares of Capital One’s common stock and held vested options to purchase 131,652 shares of Capital One’s common stock issued under its 1994 Stock Incentive Plan and unvested options to purchase 523,293 shares of Capital One’s common stock issued under its 1994 Stock Incentive Plan.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Capital One Financial Corporation

$

    % Senior Notes due 2007

PROSPECTUS SUPPLEMENT

February   , 2005

Citigroup

Morgan Stanley